ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

07027133

SUPPL

File No. 82-34783
September 27, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial Summary (For the three months ended June 30, 2007) dated August 10, 2007;

2. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated August 10, 2007 and Supplementary Materials for the Three Months Ended June 30, 2007;

3. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated August 10, 2007 and Supplementary Materials for the Three Months Ended June 30, 2007; and

4. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated August 10, 2007 and Supplementary Materials for the Three Months Ended June 30, 2007.

dlw 10/15

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No.82-34783

FINANCIAL SUMMARY

(For the Three Months Ended June 30, 2007)

August 10, 2007

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Consolidated Operating Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Three months ended June 30, 2007	¥635,229 million	0.4	¥66,537 million	15.5	¥28,323 million	5.1
Three months ended June 30, 2006	¥632,878 million	1.2	¥57,591 million	108.1	¥26,944 million	310.9
FY 2006 ended March 31, 2007	¥2,286,034 million	-	¥158,172 million	-	¥38,772 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)
Three months ended June 30, 2007	¥115.02	-
Three months ended June 30, 2006	¥109.41	-
FY2006 ended March 31, 2007	¥157.45	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2007	¥14,209,792 million	¥1,163,087 million	8.2%	¥4,715.67
As of June 30, 2006	¥13,726,636 million	¥940,701 million	6.8%	¥3,813.68
As of March 31, 2007	¥14,090,977 million	¥1,090,229 million	7.7%	¥4,419.55

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Three months ended June 30, 2007	¥(51,427) million	¥55,839 million	¥(2,261) million	¥1,217,581 million
Three months ended June 30, 2006	¥(26,973) million	¥46,195 million	¥6,199 million	¥858,332 million
FY2006 ended March 31, 2007	¥144,312 million	¥246,362 million	¥(1,648) million	¥1,217,045 million

2. Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Full-year forecasts for the year ending March 31, 2008 have not been changed as originally announced on May 17, 2007.

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues		Ordinary Profit		Net Income		Net Income per Share
Half-Year ending Sep.30, 2007	¥1,100,000 million	(1.0)%	¥70,000 million	(16.0)%	¥22,000 million	(20.9)%	¥89.34
Year ending March 31, 2008	¥2,180,000 million	(4.6)%	¥130,000 million	(17.8)%	¥37,000 million	(4.6)%	¥150.25

3. *Others*

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None
(2) Adoption of Simple Accounting Method: None
(3) Changes in Method of Accounting: None
(4) Number of Outstanding Shares (Common Stock)
  1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2007: 246,330,000; as of June 30, 2006: 246,330,000; as of March 31, 2007: 246,330,000
  2. Number of treasury stock at the end of the term: as of June 30, 2007: 84,379; as of June 30, 2006: 62,095; as of March 31, 2007: 78,848
  3. Average number of outstanding shares during the term: for the three months ended June 30, 2007: 246,248,809; for the three months ended June 30, 2006: 246,269,402; for the year ended March 31, 2007; 246,261,507

(Reference) Non-Consolidated Financial Summary

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
Three Months ended June 30, 2007	¥16,933 million	18.9	¥16,116 million	19.4	¥16,097 million	19.2
Three Months ended June 30, 2006	¥14,239 million	23.2	¥13,498 million	24.5	¥13,501 million	24.5
FY2006 ended March 31, 2007	¥16,399 million	-	¥13,802 million	-	¥13,829 million	-

	Net Income	%change	Net Income per Share	Net Income per Share (Fully Diluted)
Three Months ended June 30, 2007	¥16,058 million	18.8	¥65.21	-
Three Months ended June 30, 2006	¥13,520 million	24.6	¥54.90	-
FY2006 ended March 31, 2007	¥13,588 million	-	¥55.18	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2007	¥621,976 million	¥591,537 million	95.1%	¥2,402.22
As of June 30, 2006	¥611,414 million	¥591,605 million	96.8%	¥2,402.29
As of March 31, 2007	¥632,016 million	¥591,530 million	93.6%	¥2,402.14

2. Non-Consolidated Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Full-year forecasts for the year ending March 31, 2008 have not been changed as originally announced on May 17, 2007.

Note: % changes are presented in comparison with the same term of the previous year.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Half-year ending September 30, 2007	¥17,000 million	13.7%	¥16,000 million	18.3%	¥16,000 million	18.2%	¥16,000 million	18.9%	¥64.97
Year ending March 31, 2008	¥19,000 million	15.9%	¥16,000 million	15.9%	¥16,000 million	15.7%	¥16,000 million	17.7%	¥64.97

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "4. Forecasts for the Year Ending March 31, 2008(April 1, 2007 – March 31, 2008)" section in this material "Financial Summary for the Three Months Ended June 30, 2007" about consolidated forecasts and non-consolidated forecasts.

4. *Financial Review*

1. Consolidated Results of Operations

For the three months ended June 30, 2007, ordinary revenues increased ¥2.3 billion, or 0.4 percent from the level of the same term of the previous fiscal year, to ¥635.2 billion, which was a total of income from insurance premiums of ¥428.4 billion (down 4.9 percent), investment income of ¥156.1 billion (up 44.8 percent), other ordinary income of ¥50.6 billion (down 31.9 percent) and others.

Ordinary expenses decreased ¥6.5 billion, or 1.1 percent from the level of the same term of the previous fiscal year, to ¥568.6 billion, which was a total of insurance claims and other payments of ¥459.3 billion (up 1.3 percent), investment expenses of ¥39.6 billion (down 24.3 percent), operating expenses of ¥51.6 billion (up 1.0 percent), other ordinary expenses of ¥17.8 billion (down 0.1 percent) and others.

As a result, ordinary profit increased ¥8.9 billion, or 15.5 percent from the level of the same term of the previous fiscal year, to ¥66.5 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains decreased 10.8 percent, to ¥0.0 billion, and extraordinary losses increased 81.8 percent, to ¥7.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥6.9 billion (up 79.4 percent).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income increased ¥1.3 billion, or 5.1 percent, from the level of the same term of the previous fiscal year, to ¥28.3 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of June 30, 2007, total assets amounted to ¥14,209.7 billion (up 0.8 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥10,205.6 billion (up 3.4 percent), loans of ¥2,430.1 billion (down 0.0 percent), monetary claims purchased of ¥430.7 billion (down 4.4 percent), cash and deposits of ¥373.9 billion (down 10.9 percent) and tangible fixed assets of ¥315.5 billion (down 0.7 percent).

Total liabilities were ¥13,046.7 billion (up 0.4 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,310.0 billion (down 0.3 percent).

Total net assets were ¥1,163.0 billion (up 6.7 percent), of which net unrealized gains on securities was ¥740.6 billion (up 8.9 percent).

(2) Cash Flows

Cash flows for the three months ended June 30, 2007, were as follows.

Net cash used in operating activities recorded expenditure of ¥51.4 billion, an increase of expenditure of ¥24.4 billion from the level of the same term of the previous fiscal year. This was mainly due to a decrease in income from insurance premiums and an increase in insurance claims and other payments.

Net cash provided by investing activities was ¥55.8 billion in revenue, up ¥9.6 billion from the level of the same term of the previous fiscal year. This was mainly due to an increase in investment income such as gains on sales and redemption of securities.

Net cash provided by financing activities was the expenditure of ¥2.2 billion, an increase of loss of ¥8.4 billion compared with ¥6.1 billion in revenue recorded in the same term of the previous fiscal year. This was mainly due to an increase of dividend paid and a decrease in income because of the issuance of short-term debenture.

As a result, cash and cash equivalents as of June 30, 2007 totaled ¥1,217.5 billion, up ¥0.5 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the three months ended June 30, 2007, Taiyo Life's ordinary revenues decreased ¥21.5 billion, or 7.0 percent from the level of the same term of the previous fiscal year, to ¥286.5 billion, which was a total of income from insurance premiums of ¥179.4 billion (down 12.3 percent), investment income of ¥60.2 billion (down 16.5 percent), and other ordinary income of ¥46.7 billion (up 50.5 percent).

Ordinary expenses decreased ¥19.7 billion, or 7.1 percent from the level of the same term of the previous fiscal year, to ¥258.4 billion, which was a total of insurance claims and other payments of ¥215.7 billion (down 5.2 percent), investment expenses of ¥13.9 billion (down 31.5 percent), operating expenses of ¥18.9 billion (down 6.9 percent) and others.

As a result, ordinary profit decreased ¥1.7 billion, or 6.0 percent from the level of the same term of the previous fiscal year, to ¥28.0 billion. Ordinary profit decreased mainly due to an increase in interest, dividends and income from real estate for rent and a decrease in gains on sales of securities.

Extraordinary gains decreased 99.7 percent, to ¥0.0 billion, and extraordinary losses increased 207.8 percent, to ¥5.2 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥5.1 billion (up 207.9 percent).

Net income decreased ¥3.4 billion, or 22.1 percent from the level of the same term of the previous fiscal year, to ¥12.1 billion.

Daido Life Insurance Company:

For the three months ended June 30, 2007, Daido Life's ordinary revenues increased ¥40.9 billion, or 14.9 percent from the level of the same term of the previous fiscal year, to ¥316.0 billion, which was a total of income from insurance premiums of ¥200.5 billion (down 5.1 percent), investment income of ¥77.7 billion (up 101.9 percent), and other ordinary income of ¥37.7 billion (up 49.0 percent).

Ordinary expenses increased ¥31.5 billion, or 12.9 percent from the level of the same term of the previous fiscal year, to ¥275.0 billion, which was a total of insurance claims and other payments of ¥217.1 billion (up 8.2 percent) and investment expenses of ¥25.6 billion (up 139.1 percent), operating expenses of ¥28.4 billion (up 3.1 percent) and others.

As a result, ordinary profit increased ¥9.4 billion, or 29.9 percent from the level of the same term of the previous fiscal year, to ¥40.9 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains decreased 24.3 percent, to ¥0.0 billion, and extraordinary losses increased 2.1 percent, to ¥2.6 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥1.7 billion (down 19.8 percent).

Net income increased ¥4.4 billion, or 31.4 percent from the level of the same term of the previous fiscal year, to ¥18.6 billion.

T&D Financial Life Insurance Company:

For the three months ended June 30, 2007, T&D Financial Life's ordinary revenues increased ¥23.6 billion, or 47.7 percent from the level of the same term of the previous fiscal year, to ¥73.2 billion, which was a total of income from insurance premiums of ¥48.4 billion (up 39.5 percent), investment income of ¥22.3 billion (up 1,593.4 percent), and other ordinary income of ¥2.5 billion (down 81.5 percent). Investment income significantly increased mainly because gains/losses on separate accounts turned from losses in the same term of the previous fiscal year to gains in the same term of this fiscal year.

Ordinary expenses increased ¥21.5 billion, or 39.9 percent from the level of the same term of the previous fiscal year, to ¥75.4 billion, which was a total of insurance claims and other payments of ¥26.3 billion (up 6.0 percent), provision for policy reserve of ¥42.0 billion (- percent), investment expenses of ¥2.2 billion (down 90.8 percent), and operating expenses of ¥4.0 billion (up 9.5 percent) and others.

As a result, ordinary losses improved by ¥2.1 billion, or 50.0 percent from the level of the same term of the previous fiscal year, to ¥2.1 billion.

Net loss improved by ¥1.5 billion, or 49.6 percent from the same term of the previous fiscal year, to ¥1.5 billion.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2007 decreased 44.0 percent compared with the same term of the previous fiscal year, to ¥456.1 billion. This was mainly because Taiyo Life continuously put more focus on the activities to improve the quality of new policies.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 4.1 percent compared with the same term of the previous fiscal year, to ¥370.4 billion.

As a result, the total policy amount in force of individual insurance and annuities as of June 30, 2007 decreased 1.7 percent from the level of the same term of the previous fiscal year, or decreased 0.5 percent from the previous fiscal year-end, to ¥17,553.3 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the three months ended June 30, 2007 increased 12.3 percent compared with the same term of the previous fiscal year, to ¥1,127.1 billion. This was mainly due to solid sales of

individual term life insurance products.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 7.6 percent compared with the same term of the previous fiscal year, to ¥912.7 billion.

As a result, the total policy amount in force of individual insurance and annuities as of June 30, 2007 decreased 0.5 percent from the level of the same term-end of the previous fiscal year, or decreased 0.0 percent from the previous fiscal year-end, to ¥39,723.9 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the three months ended June 30, 2007 (there is no net increase from conversions) increased 95.3 percent compared with the same term of the previous fiscal year, to ¥36.3 billion. This was mainly due to solid sales of individual variable annuities launched in August 2006, such as GMLB Type 2 and GMLB Type 3.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 34.8 percent compared with the same term of the previous fiscal year, to ¥48.4 billion. This was mainly due to a slow down of surrender and lapse amounts for new policies contracted after the reorganization (excluding individual variable annuities).

As a result, the total policy amount in force of individual insurance and annuities as of June 30, 2007, decreased 2.5 percent from the level of the same term of the previous fiscal year, or decreased 0.6 percent from the previous fiscal year-end, to ¥2,509.2 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the three months ended June 30, 2007, recorded ¥14.7 billion, up 64.5 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥4.3 billion (down 58.2 percent).

As of June 30, 2007, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,190.8 percent (1,100.4 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥895.0 billion (¥834.6 billion posted at the previous fiscal year-end).

Daido Life Insurance Company:

Daido Life posted ¥31.1 billion in its core profit for the three months ended June 30, 2007, an increase of 11.8 percent compared with the same term of the previous fiscal year. In addition, a negative spread turned positive spread of ¥3.5 billion (¥3.2 billion of negative spread at the same term of the previous fiscal year).

As of June 30, 2007, Daido Life's solvency margin ratio was 1,344.8 percent. (1,320.6 percent at the end of the previous fiscal year) Furthermore, the value of adjusted net assets amounted to ¥1,139.3 billion (¥1,109.6 billion posted at the previous fiscal year-end).

T&D Financial Life Insurance Company:

T&D Financial Life marked ¥1.1 billion (¥(2.9) billion in the same term of the previous fiscal year) in its core profit for the three months ended June 30, 2007. Furthermore, a negative spread amounted to ¥1.0 billion, down 14.8 percent from the same term of the previous fiscal year.

As of June 30, 2007, T&D Financial Life's solvency margin ratio was 1,136.9 percent (1,189.7 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥62.7 billion (¥63.5 billion posted at the previous fiscal year-end).

(4) Financial Position

Taiyo Life Insurance Company:

As of June 30, 2007, total assets amounted to ¥6,619.6 billion (up 1.0 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,593.8 billion (up 2.4 percent), loans of ¥1,507.8 billion (up 0.4 percent), tangible fixed assets of ¥163.6 billion (up 0.1 percent), and monetary claims purchased of ¥154.7 billion (down 0.3 percent).

Total liabilities were ¥6,132.5 billion (up 0.2 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,797.0 billion (down 0.7 percent).

Total net assets were ¥487.0 billion (up 13.1 percent) of which net unrealized gains on securities was ¥368.9 billion (up 15.9 percent).

Daido Life Insurance Company:

As of June 30, 2007, total assets amounted to ¥6,401.9 billion (up 0.1 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,597.3 billion (up 4.2 percent), loans of ¥927.4 billion (down 0.6 percent), monetary claims purchased of ¥276.0 billion (down 6.5 percent), cash and deposits of ¥241.6 billion (down 17.3 percent) and tangible fixed assets of ¥145.1 billion (down 1.2 percent).

Total liabilities were ¥5,778.0 billion (down 0.2 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,438.1 billion (down 0.7 percent).

Total net assets were ¥623.8 billion (up 3.2 percent) of which net unrealized gains on securities was ¥372.5 billion (up 2.7 percent).

T&D Financial Life Insurance Company:

As of June 30, 2007, total assets amounted to ¥1,114.5 billion (up 3.3 percent from March 31, 2007), mainly consisting of securities of ¥1,017.0 billion (up 4.0 percent), call loans of ¥27.0 billion (up 35.0 percent), cash and deposits of ¥25.5 billion (down 16.5 percent) and monetary trust of ¥11.6 billion (down 5.7 percent).

Total liabilities were ¥1,081.9 billion (up 3.6 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,070.7 billion (up 4.0 percent).

Total net assets were ¥32.6 billion (down 4.6 percent), of which net unrealized gains on securities was ¥ (0.8) billion (up 0.4 percent).

4. Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(1) Consolidated

Consolidated net income of ¥28.3 billion for the first quarter ended June 30, 2007 surpassed the interim forecast of ¥22.0 billion. This was mainly attributed to the recognition of net gains on the sale of securities (before-tax) of ¥27.4 billion.

The forecasts publicly announced on May 17, 2007, however, will not be amended at this stage, since it is possible that capital gains and losses on investments may substantially change according to future market trends.

The consolidated forecasts for the year ending March 31, 2008 are as follows:

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Interim	1,100	70	22
Change	(1.0%)	(16.0%)	(20.9%)
Year-end	2,180	130	37
Change	(4.6%)	(17.8%)	(4.6%)

Reference: Forecasts for the Year Ending March 31, 2008, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	900	990	350
Change	(11.1%)	(6.8%)	31.5%
Ordinary Profit (loss)	52	93	(20)
Change	0.7%	(23.3%)	47.8%
Core Profit (loss)	56	115	(11)
Change	3.7%	(8.6%)	70.4%
Net Income (loss)	12	37	(14)
Change	(10.6%)	(14.3%)	30.6%

(2) Non-consolidated

Since the business results for the three months that ended June 30, 2007 are in line with our plan, earnings forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 17, 2007. Projected shareholder dividends per share for the year ending March 31, 2008 is 65 yen, which has not been changed as originally announced on May 17, 2007.

(Billions of yen)

	Operating income	Operating Profit	Ordinary profit	Net income
Interim	17	16	16	16
Change	13.7%	18.3%	18.2%	18.9%
Year-end	19	16	16	16
Change	15.9%	15.9%	15.7%	17.7%

5. Others

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Adoption of Simple Accounting Method: None

(3) Changes in Method of Accounting: None

Unaudited Consolidated Condensed Balance Sheets

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	375,673	373,912	(1,760)	(0.5)	419,874
Call loans	243,800	204,500	(39,300)	(16.1)	340,800
Monetary claims purchased	345,524	430,791	85,266	24.7	450,533
Monetary trusts	219,621	104,066	(115,554)	(52.6)	113,187
Securities	9,567,409	10,205,642	638,233	6.7	9,870,253
Loans	2,509,528	2,430,196	(79,332)	(3.2)	2,430,540
Tangible fixed assets	317,870	315,532	(2,338)	(0.7)	317,603
Intangible fixed assets	21,321	22,405	1,084	5.1	22,921
Due from agencies	1,463	1,380	(83)	(5.7)	1,466
Due from reinsurers	6,852	9,001	2,148	31.4	8,955
Other assets	120,595	115,557	(5,038)	(4.2)	117,719
Deferred tax assets	644	403	(240)	(37.3)	770
Reserve for possible loan losses	(3,669)	(3,597)	71	(1.9)	(3,648)
Total assets	13,726,636	14,209,792	483,155	3.5	14,090,977
Liabilities:					
Policy reserves	12,187,968	12,310,070	122,102	1.0	12,344,781
Reserve for outstanding claims	69,018	72,156	3,137	4.5	73,651
Policy reserve	11,926,813	12,043,689	116,875	1.0	12,073,772
Reserve for policyholder dividends	192,135	194,224	2,089	1.1	197,357
Due to agencies	475	544	68	14.3	1,313
Due to reinsurers	432	383	(48)	(11.3)	529
Short-term debenture	35,000	29,970	(5,029)	(14.4)	20,000
Subordinated bonds	20,000	20,000	-	-	20,000
Other liabilities	197,009	212,705	15,695	8.0	178,750
Reserve for bonus to directors and corporate auditors	-	52	52	-	172
Reserve for employees' retirement benefits	108,336	114,805	6,469	6.0	114,986
Reserve for directors' and corporate auditors' retirement benefits	3,334	3,828	494	14.8	3,707
Reserve for price fluctuations	77,850	111,458	33,608	43.2	104,542
Deferred tax liabilities	144,071	232,098	88,027	61.1	201,178
Deferred tax liabilities on land revaluation	11,456	10,787	(669)	(5.8)	10,787
Total liabilities	12,785,934	13,046,704	260,769	2.0	13,000,748
Net assets:					
Common stock					
Authorized - 966,000,000 shares					
Issued - 246,330,000 shares	118,595	118,595	-	-	118,595
Capital surplus	106,104	106,106	1	0.0	106,106
Retained earnings	219,141	243,995	24,854	11.3	231,678
Treasury stock	(352)	(542)	(190)	54.0	(496)
Total stockholders' equity	443,489	468,154	24,665	5.6	455,883
Net unrealized gains on securities	542,058	740,693	198,634	36.6	680,401
Gains on deferred hedge	1,390	822	(567)	(40.8)	488
Land revaluation	(47,792)	(48,501)	(709)	1.5	(48,501)
Foreign currency translation adjustments	41	43	1	3.9	48
Total valuation and translation adjustments	495,698	693,057	197,359	39.8	632,435
Minority interests	1,514	1,874	360	23.8	1,909
Total net assets	940,701	1,163,087	222,385	23.6	1,090,229
Total liabilities and net assets	13,726,636	14,209,792	483,155	3.5	14,090,977

Unaudited Consolidated Condensed Statements of Operations

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	632,878	635,229	2,351	0.4	2,286,034
Income from insurance premiums	450,719	428,477	(22,241)	(4.9)	1,811,596
Investment income	107,804	156,119	48,315	44.8	407,449
Interest, dividends and income from real estate for rent	60,940	75,117	14,176	23.3	269,689
Gains from monetary trusts, net	1,639	4,861	3,221	196.5	4,767
Gains on investment in trading securities, net	-	14,800	14,800	-	17,824
Gains on sales of securities	44,571	32,606	(11,964)	(26.8)	94,247
Gains on redemption of securities	-	-	-	-	1
Other investment income	652	647	(5)	(0.8)	2,763
Gains on separate accounts, net	-	28,085	28,085	-	18,156
Other ordinary income	74,351	50,621	(23,730)	(31.9)	66,954
Reversal of policy reserve	58,648	30,083	(28,564)	(48.7)	-
Other ordinary income	15,703	20,537	4,833	30.8	66,954
Equity in net income of affiliated companies	3	11	7	223.2	33
Ordinary expenses	575,286	568,692	(6,594)	(1.1)	2,127,862
Insurance claims and other payments	453,315	459,339	6,023	1.3	1,630,683
Insurance claims	206,736	199,212	(7,524)	(3.6)	672,425
Annuity payments	44,511	48,477	3,965	8.9	161,682
Insurance benefits	79,140	84,701	5,561	7.0	296,469
Surrender payments	92,147	99,591	7,444	8.1	389,975
Other payments	30,779	27,357	(3,422)	(11.1)	110,131
Provision for policy and other reserves	588	229	(358)	(60.9)	94,235
Provision for reserve for outstanding claims	344	-	(344)	(100)	4,977
Provision for policy reserve	-	-	-	-	88,310
Interest portion of reserve for policyholder dividends	243	229	(13)	(5.7)	947
Investment expenses	52,392	39,642	(12,750)	(24.3)	115,212
Interest expenses	423	574	151	35.8	1,806
Losses on investment in trading securities, net	1,715	-	(1,715)	(100.0)	-
Losses on sales of securities	15,376	5,131	(10,244)	(66.6)	52,377
Devaluation losses on securities	317	1,168	850	268.0	720
Losses on redemption of securities	-	-	-	-	1
Losses from derivatives, net	311	23,955	23,644	7,593.1	35,992
Foreign exchange losses, net	1,480	1,212	(268)	(18.1)	6,119
Provision for reserve for possible loan losses	-	-	-	-	0
Write-off of loans	0	17	16	1,849.4	12
Depreciation of real estate for rent	1,214	1,418	204	16.8	5,201
Other investment expenses	1,921	6,163	4,241	220.8	12,979
Losses on separate accounts, net	29,631	-	(29,631)	(100.0)	-
Operating expenses	51,109	51,617	508	1.0	208,963
Other ordinary expenses	17,880	17,862	(18)	(0.1)	78,767
Ordinary profit	57,591	66,537	8,945	15.5	158,172
Extraordinary gains	75	67	(8)	(10.8)	2,281
Gains on disposal of fixed assets	11	-	(11)	(100.0)	1,324
Reversal of reserve for possible loan losses	40	50	9	23.8	-
Recoveries of bad debts previously written-off	23	16	(7)	(31.7)	194
Other extraordinary gains	-	0	0	-	763
Extraordinary losses	4,348	7,904	3,555	81.8	35,309
Losses on disposal and devaluation of fixed assets	450	986	536	119.1	1,111
Impairment loss	35	1	(34)	(96.6)	1,899
Provision for reserve for price fluctuations	3,854	6,916	3,061	79.4	30,546
Headquarters removal costs	-	-	-	-	1,257
Other extraordinary losses	8	-	(8)	(100.0)	494
Provision for reserve for policyholder dividends	9,127	12,106	2,978	32.6	56,481
Income before income taxes	44,190	46,594	2,403	5.4	68,663
Current income taxes	17,709	20,534	2,824	15.9	50,665
Deferred income taxes	(501)	(2,289)	(1,787)	356.2	(20,909)
Minority interests	38	26	(11)	(29.3)	134
Net income	26,944	28,323	1,378	5.1	38,772

Unaudited Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			26,944		26,944
Acquisition of treasury stock				(30)	(30)
Disposal of treasury stock		0		1	1
Reversal of land revaluation			67		67
Net changes of items other than stockholders' equity					-
Total changes in the period	-	0	13,251	(29)	13,222
Balance as of June 30, 2006	118,595	106,104	219,141	(352)	443,489

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							26,944
Acquisition of treasury stock							(30)
Disposal of treasury stock							1
Reversal of land revaluation							67
Net changes of items other than stockholders' equity	(155,453)	1,390	(67)	(2)	(154,132)	(0)	(154,133)
Total changes in the period	(155,453)	1,390	(67)	(2)	(154,132)	(0)	(140,911)
Balance as of June 30, 2006	542,058	1,390	(47,792)	41	495,698	1,514	940,701

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2007	118,595	106,106	231,678	(496)	455,883
Changes in the period					
Dividends			(16,006)		(16,006)
Bonus to directors and corporate auditors					-
Net income			28,323		28,323
Acquisition of treasury stock				(46)	(46)
Disposal of treasury stock		0		0	1
Reversal of land revaluation					-
Net changes of items other than stockholders' equity					-
Total changes in the period	-	0	12,316	(45)	12,271
Balance as of June 30, 2007	118,595	106,106	243,995	(542)	468,154

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2007	680,401	488	(48,501)	48	632,435	1,909	1,090,229
Changes in the period							
Dividends							(16,006)
Bonus to directors and corporate auditors							-
Net income							28,323
Acquisition of treasury stock							(46)
Disposal of treasury stock							1
Reversal of land revaluation							-
Net changes of items other than stockholders' equity	60,292	334	-	(4)	60,621	(35)	60,586
Total changes in the period	60,292	334	-	(4)	60,621	(35)	72,858
Balance as of June 30, 2007	740,693	822	(48,501)	43	693,057	1,874	1,163,087

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			38,772		38,772
Acquisition of treasury stock				(179)	(179)
Disposal of treasury stock		2		5	8
Reversal of land revaluation			777		777
Net changes of items other than stockholders' equity					-
Total changes in the period	-	2	25,788	(174)	25,616
Balance as of March 31, 2007	118,595	106,106	231,678	(496)	455,883

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							38,772
Acquisition of treasury stock							(179)
Disposal of treasury stock							8
Reversal of land revaluation							777
Net changes of items other than stockholders' equity	(17,110)	488	(777)	4	(17,395)	394	(17,000)
Total changes in the period	(17,110)	488	(777)	4	(17,395)	394	8,616
Balance as of March 31, 2007	680,401	488	(48,501)	48	632,435	1,909	1,090,229

Unaudited Consolidated Condensed Statements of Cash Flows

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
	Amount	Amount	Amount
Net cash provided by (used in) operating activities	(26,973)	(51,427)	144,312
Net cash provided by investing activities	46,195	55,839	246,362
Net cash provided by (used in) financing activities	6,199	(2,261)	(1,648)
Effect of exchange rate changes on cash and cash equivalents	(1,492)	(1,614)	(6,384)
Net increase in cash and cash equivalents	23,929	535	382,642
Cash and cash equivalents at beginning of period	834,403	1,217,045	834,403
Cash and cash equivalents at end of period	858,332	1,217,581	1,217,045

Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Current assets:					
Cash and deposits	24,268	23,331	(937)	(3.9)	17,477
Others	14,118	13,534	(584)	(4.1)	29,486
Total current assets	38,387	36,865	(1,521)	(4.0)	46,963
Fixed assets:					
Tangible fixed assets	66	131	65	99.2	135
Intangible fixed assets	5	12	6	132.9	12
Investments and other assets	572,955	584,966	12,011	2.1	584,904
Investments in subsidiaries	571,066	583,215	12,149	2.1	583,171
Others	1,889	1,750	(138)	(7.3)	1,733
Total fixed assets	573,026	585,110	12,083	2.1	585,052
Total assets	611,414	621,976	10,562	1.7	632,016
Liabilities:					
Current liabilities:					
Others	18,078	17,905	(173)	(1.0)	27,987
Total current liabilities	18,078	17,905	(173)	(1.0)	27,987
Fixed liabilities:					
Long-term loans	-	10,700	10,700	-	10,700
Reserve for directors' and corporate auditors' retirement benefits	183	288	104	56.9	252
Others	1,545	1,545	-	-	1,545
Total fixed liabilities	1,729	12,533	10,804	624.9	12,498
Total liabilities	19,808	30,439	10,630	53.7	40,485
Net assets:					
Stockholders' equity:					
Common stocks	118,595	118,595	-	-	118,595
Capital surplus	450,905	450,907	1	0.0	450,907
Retained earnings	22,456	22,576	119	0.5	22,524
Treasury stock	(352)	(542)	(190)	54.0	(496)
Total stockholders' equity	591,605	591,537	(68)	(0.0)	591,530
Total net assets	591,605	591,537	(68)	(0.0)	591,530
Total liabilities and net assets	611,414	621,976	10,562	1.7	632,016

Unaudited Non-Consolidated Condensed Statement of Operations

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Operating income	14,239	16,933	2,693	18.9	16,399
Dividends on investments in subsidiaries	13,546	16,129	2,583	19.1	13,546
Fees and commissions received from subsidiaries	693	803	110	16.0	2,852
Operating expenses	740	817	76	10.3	2,596
General and administrative expenses	740	817	76	10.3	2,596
Operating profit	13,498	16,116	2,617	19.4	13,802
Non-operating income	3	21	18	607.3	43
Non-operating expenses	-	40	40	-	16
Ordinary profit	13,501	16,097	2,595	19.2	13,829
Extraordinary losses	-	-	-	-	127
Income before income taxes	13,501	16,097	2,595	19.2	13,702
Current income taxes	(35)	7	42	-	107
Deferred income taxes	16	31	15	92.5	6
Net income	13,520	16,058	2,537	18.8	13,588

Unaudited Non-Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2006	118,595	450,905	22,520	(322)	591,698	591,698
Changes in the period						
Dividends			(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors			(39)		(39)	(39)
Net income			13,520		13,520	13,520
Acquisition of treasury stock				(30)	(30)	(30)
Disposal of treasury stock		0		1	1	1
Total changes in the period	-	0	(63)	(29)	(92)	(92)
Balance as of June 30, 2006	118,595	450,905	22,456	(352)	591,605	591,605

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2007	118,595	450,907	22,524	(496)	591,530	591,530
Changes in the period						
Dividends			(16,006)		(16,006)	(16,006)
Bonus to directors and corporate auditors					-	-
Net income			16,058		16,058	16,058
Acquisition of treasury stock				(46)	(46)	(46)
Disposal of treasury stock		0		0	1	1
Total changes in the period	-	0	52	(45)	6	6
Balance as of June 30, 2007	118,595	450,907	22,576	(542)	591,537	591,537

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2006	118,595	450,905	22,520	(322)	591,698	591,698
Changes in the period						
Dividends			(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors			(39)		(39)	(39)
Net income			13,588		13,588	13,588
Acquisition of treasury stock				(179)	(179)	(179)
Disposal of treasury stock		2		5	8	8
Total changes in the period	-	2	3	(174)	(167)	(167)
Balance as of March 31, 2007	118,595	450,907	22,524	(496)	591,530	591,530

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Three Months Ended June 30, 2007

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Three Months Ended June 30, 2007	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	1,619.6	(11.8%)	456.1	(44.0%)	1,127.1	12.3%	36.3	95.3%
Surrender and lapse amount	1,331.6	1.7%	370.4	(4.1%)	912.7	7.6%	48.4	(34.8%)
Surrender and lapse rate			2.10%	(0.09points)	2.30%	0.18points	1.92%	(0.86points)
Policy amount in force	59,786.5	(1.0%)	17,553.3	(1.7%)	39,723.9	(0.5%)	2,509.2	(2.5%)
Annualized premiums of new policies	31.9	1.6%	9.4	(12.3%)	17.5	(7.4%)	5.0	178.7%
3rd sector products	3.6	(25.1%)	2.6	(32.2%)	0.9	6.9%	-	(100.0%)
Annualized premiums of total policies	1,441.7	(0.4%)	655.5	(4.6%)	690.4	0.7%	95.7	28.1%
3rd sector products	176.5	(1.1%)	111.9	0.9%	58.0	(3.5%)	6.5	(11.7%)

Notes:

1. New policy amount includes an increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. Changes in policy amount in force from the previous fiscal year-end: Total: (0.2%); Taiyo Life: (0.5%); Daido Life: (0.0%); T&D Financial Life: (0.6%)

2. Summary of Operations

(Billions of yen)

Three Months Ended June 30, 2007	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	635.2	0.4%	286.5	(7.0%)	316.0	14.9%	73.2	47.7%
Income from insurance premiums and others	428.4	(4.9%)	179.4	(12.3%)	200.5	(5.1%)	48.4	39.5%
Investment income	156.1	44.8%	60.2	(16.5%)	77.7	101.9%	22.3	1,593.4%
Ordinary expenses	568.6	(1.1%)	258.4	(7.1%)	275.0	12.9%	75.4	39.9%
Insurance claims and other payments	459.3	1.3%	215.7	(5.2%)	217.1	8.2%	26.3	6.0%
Investment expenses	39.6	(24.3%)	13.9	(31.5%)	25.6	139.1%	2.2	(90.8%)
Ordinary profit (losses)	66.5	15.5%	28.0	(6.0%)	40.9	29.9%	(2.1)	(50.0%)
Extraordinary gains	0.0	(10.8%)	0.0	(99.7%)	0.0	(24.3%)	-	(100.0%)
Extraordinary losses	7.9	81.8%	5.2	207.8%	2.6	2.1%	0.0	(89.0%)
Provision for reserve for policyholder dividends	12.1	32.6%	3.6	2.4%	8.3	53.5%	0.0	(23.9%)
Income (loss) before income taxes	46.5	5.4%	19.0	(22.1%)	29.9	27.5%	(2.2)	(49.8%)
Income taxes	18.2	6.0%	6.8	(22.0%)	11.2	21.4%	(0.6)	(50.3%)
Net income (loss)	28.3	5.1%	12.1	(22.1%)	18.6	31.4%	(1.5)	(49.6%)

Notes:

1. Income taxes include current income taxes and deferred income taxes.

2. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures. Simple sum of all three companies' income from insurance premiums and others is 428.4 billion yen.

3. Key Indicators

(Billions of yen)

Three Months Ended June 30, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	47.0	38.7%	14.7	64.5%	31.1	11.8%	1.1	-
Amount of negative spread			4.3	(6.0)	(Note) -	-	1.0	(0.1)

Note: Daido Life has a positive spread of 3.5 billion yen.

(Billions of yen)

As of June 30, 2007	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			1,190.8%	90.4points	1,344.8%	24.2points	1,136.9%	(52.8points)
Adjusted net asset	2,097.1	89.3	895.0	60.3	1,139.3	29.7	62.7	(0.7)
Net unrealized gains on securities	1,106.3	61.0	550.6	51.0	558.1	11.7	(2.5)	(1.7)
Domestic bonds	(23.4)	(49.2)	(22.6)	(30.8)	2.2	(16.4)	(3.0)	(1.9)
Domestic stocks	740.6	66.4	494.2	68.5	246.4	(2.1)	-	-
Foreign securities	78.8	15.1	69.6	15.8	9.0	(0.8)	0.1	0.0
Other securities	285.8	33.3	12.1	(0.7)	273.3	34.0	0.3	0.0
Monetary trusts	29.0	(0.6)	-	-	29.0	(0.6)	-	-
Net unrealized gains on real estate	30.4	1.6	12.8	1.1	17.6	0.4	-	-

Notes:

1. Regarding net unrealized gains/losses on securities, the figures show only those of securities with market value. Also the figure include those of securities (excluging trading securities) under monetary trusts.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Full year forecasts for the year ending March 31, 2008 have not been changed as originally announced on May 17, 2007, being placed below as reference.

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2007	Forecast for the Year Ending March 31, 2008	Percentage of Change (%)
Ordinary revenues	2,286.0	2,180	(4.6%)
Ordinary profit	158.1	130	(17.8%)
Net income	38.7	37	(4.6%)

Projected annual dividend per share for the year ending March 31, 2008 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance companies' forecasts for the year ending March 31, 2008.

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	900	990	350
% change	(11.1%)	(6.8%)	31.5%
Ordinary profit (losses)	52	93	(20)
% change	0.7%	(23.3%)	47.8%
Net income (loss)	12	37	(14)
% change	(10.6%)	(14.3%)	30.6%

Note: "% change" represents the change from the year ended March 31, 2007.

The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2007)

August 10, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2007	¥286,506 million	(7.0)	¥28,008 million	(6.0)	¥14,700 million	64.5	¥12,191 million	(22.1)
Three months ended June 30, 2006	¥308,029 million	(7.4)	¥29,793 million	143.9	¥8,938 million	128.3	¥15,657 million	895.2
Year ended March 31, 2007	¥1,012,017 million	-	¥51,662 million	-	¥53,984 million	-	13,416 million	-

	Net Income per Share
Three months ended June 30, 2007	¥8,127.36
Three months ended June 30, 2006	¥10,438.35
Year ended March 31, 2007	¥8,944.39

Note: Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2007	¥6,619,610 million	¥487,033 million	7.4%	¥324,688.84
As of June 30, 2006	¥6,470,694 million	¥352,311 million	5.4%	¥234,874.64
As of March 31, 2007	¥6,552,504 million	¥430,592 million	6.6%	¥287,061.52

2. Forecast for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Forecast for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Three Months Ended June 30, 2007"*.

3. Others

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None
(3) Number of Outstanding Shares (Common Stock):

1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2007:1,500,000; as of June 30, 2006: 1,500,000; as of March 31, 2007: 1,500,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding share during the term: as of June 30, 2007: 1,500,000; as of June 30, 2006: 1,500,000; as of March 31, 2007: 1,500,000

Taiyo Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	28,284	33,305	5,020	17.8	30,965
Cash	1,160	1,098	(62)	(5.4)	1,040
Deposit	27,124	32,207	5,083	18.7	29,925
Call loans	133,800	116,100	(17,700)	(13.2)	170,800
Monetary claims purchased	132,461	154,743	22,281	16.8	155,228
Monetary trusts	50	–	(50)	(100.0)	–
Securities	4,421,933	4,593,853	171,919	3.9	4,485,211
Government bonds	724,506	1,034,147	309,640	42.7	910,444
Municipal bonds	567,529	487,275	(80,254)	(14.1)	535,207
Corporate bonds	1,390,432	1,064,702	(325,729)	(23.4)	1,182,805
Domestic stocks	832,052	915,589	83,537	10.0	873,267
Foreign securities	826,564	993,361	166,797	20.2	865,958
Other securities	80,847	98,775	17,927	22.2	117,528
Loans	1,531,285	1,507,862	(23,423)	(1.5)	1,502,246
Policy loans	107,335	103,136	(4,199)	(3.9)	105,316
Commercial loans	1,423,949	1,404,725	(19,224)	(1.4)	1,396,930
Tangible fixed assets	168,095	163,649	(4,445)	(2.6)	163,456
Land	100,755	99,239	(1,516)	(1.5)	98,452
Buildings	66,677	63,739	(2,937)	(4.4)	64,558
Construction in progress	224	246	22	9.9	3
Other tangible fixed assets	437	424	(13)	(3.1)	441
Intangible fixed assets	9,481	9,387	(93)	(1.0)	9,619
Software	9,010	8,926	(83)	(0.9)	9,157
Other intangible fixed assets	471	461	(10)	(2.2)	462
Due from reinsurers	27	17	(9)	(33.8)	19
Other assets	46,951	43,058	(3,893)	(8.3)	37,321
Accounts receivable	12,353	8,398	(3,955)	(32.0)	4,066
Prepaid expenses	2,213	2,046	(167)	(7.6)	738
Accrued income	25,536	25,419	(117)	(0.5)	25,471
Deposit for rent	866	859	(6)	(0.8)	849
Derivatives	705	24	(681)	(96.5)	1,233
Suspense payable	2,160	3,193	1,033	47.8	1,853
Other assets	3,114	3,116	1	0.0	3,107
Reserve for possible loan losses	(1,677)	(2,367)	(689)	41.1	(2,364)
Total assets	6,470,694	6,619,610	148,916	2.3	6,552,504

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,875,139	5,797,068	(78,070)	(1.3)	5,836,539
Reserve for outstanding claims	20,438	22,061	1,623	7.9	22,121
Policy reserve	5,788,008	5,712,988	(75,019)	(1.3)	5,751,111
Reserve for policyholder dividends	66,692	62,019	(4,673)	(7.0)	63,306
Due to reinsurers	117	103	(13)	(11.7)	36
Subordinated bond	20,000	20,000	–	–	20,000
Other liabilities	83,628	93,510	9,882	11.8	74,626
Subordinated payable	35,000	35,000	–	–	35,000
Income taxes payable	1,860	1,550	(310)	(16.7)	2,817
Accounts payable	15,630	27,982	12,352	79.0	11,976
Accrued expenses	7,158	7,114	(43)	(0.6)	10,598
Unearned income	574	635	61	10.7	630
Deposit received	2,492	3,062	569	22.9	727
Guarantee deposits	6,151	6,597	445	7.2	6,558
Derivatives	12,867	10,026	(2,840)	(22.1)	5,508
Suspense receipt	1,890	1,537	(352)	(18.7)	806
Other liabilities	3	3	–	–	3
Reserve for bonus to directors and corporate auditors	–	12	12	–	40
Reserve for employees' retirement benefits	32,738	31,598	(1,140)	(3.5)	31,718
Reserve for directors' and corporate auditors' retirement benefits	1,256	1,598	341	27.2	1,481
Reserve for price fluctuations	27,745	47,754	20,008	72.1	42,563
Deferred tax liabilities	66,299	130,143	63,844	96.3	104,118
Deferred tax liabilities on land revaluation	11,456	10,787	(669)	(5.8)	10,787
Total liabilities	6,118,382	6,132,577	14,195	0.2	6,121,912
Net Assets:					
Common stock	37,500	37,500	–	–	37,500
Capital surplus	37,500	37,500	–	–	37,500
Retained earnings	87,416	91,967	4,551	5.2	85,884
Other retained earnings	87,416	91,967	4,551	5.2	85,884
Provision for advanced depreciation on real estate	625	607	(17)	(2.9)	611
General reserve	40,000	40,000	–	–	40,000
Unappropriated retained earnings	46,791	51,360	4,569	9.8	45,273
Total stockholders' equity	162,416	166,967	4,551	2.8	160,884
Net unrealized gains on securities	238,151	368,984	130,833	54.9	318,499
Gains on deferred hedge	(463)	(417)	46	(10.0)	(290)
Land revaluation	(47,792)	(48,501)	(709)	1.5	(48,501)
Total valuation and translation adjustments	189,895	320,065	130,170	68.5	269,707
Total net assets	352,311	487,033	134,721	38.2	430,592
Total liabilities and net assets	6,470,694	6,619,610	148,916	2.3	6,552,504

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	308,029	286,506	(21,523)	(7.0)	1,012,017
Income from insurance premiums	204,730	179,446	(25,283)	(12.3)	705,582
Insurance premiums	204,600	179,415	(25,185)	(12.3)	705,293
Ceded reinsurance recoveries	130	31	(98)	(75.7)	289
Investment income	72,220	60,280	(11,940)	(16.5)	211,893
Interest, dividends and income from real estate for rent	30,435	35,251	4,815	15.8	137,257
Interest income from deposits	3	52	49	1,640.2	127
Interest income and dividends from securities	20,465	24,471	4,005	19.6	93,403
Interest income from loans	7,658	7,582	(75)	(1.0)	30,279
Interest from real estate for rent	1,807	1,958	151	8.4	7,423
Other income from interest and dividends	501	1,186	685	136.7	6,023
Gains from monetary trust, net	0	–	(0)	(100.0)	0
Gains on sales of securities	41,742	24,594	(17,148)	(41.1)	74,223
Foreign exchange gains, net	–	139	139	–	–
Other investment income	42	22	(19)	(45.9)	155
Gains on separate account, net	–	271	271	–	256
Other ordinary income	31,078	46,778	15,700	50.5	94,541
Income related to withheld insurance claims and other payments for future annuity payments	148	89	(59)	(39.8)	705
Income due to withheld insurance payments	7,109	7,676	567	8.0	30,808
Reversal of reserve for outstanding claims	39	59	20	50.5	–
Reversal of policy reserve	23,122	38,123	15,001	64.9	60,018
Reversal of reserve for employees' retirement benefits	–	120	120	–	809
Other ordinary income	658	708	50	7.6	2,199
Ordinary expenses	278,236	258,497	(19,738)	(7.1)	960,354
Insurance claims and other payments	227,694	215,796	(11,898)	(5.2)	772,881
Insurance claims	121,550	107,089	(14,460)	(11.9)	383,215
Annuity payments	36,538	39,878	3,339	9.1	128,527
Insurance benefits	28,271	28,989	718	2.5	105,102
Surrender payments	26,496	23,760	(2,736)	(10.3)	95,662
Other payments	14,729	15,980	1,250	8.5	60,111
Reinsurance premiums	108	97	(10)	(9.5)	262
Provision for policy and other reserves	21	24	2	13.8	1,731
Provision for reserve for outstanding claims	–	–	–	–	1,643
Interest portion of reserve for policyholder dividends	21	24	2	13.8	87
Investment expenses	20,389	13,958	(6,430)	(31.5)	70,357
Interest expenses	401	436	35	8.7	1,624
Losses on sales of securities	14,390	4,994	(9,395)	(65.3)	45,329
Devaluation losses on securities	11	786	775	6,925.4	99
Losses from derivatives, net	3,898	6,324	2,426	62.2	15,668
Foreign exchange losses, net	31	–	(31)	(100.0)	422
Provision for reserve for possible loan losses	–	3	3	–	684
Write-off of loans	–	9	9	–	–
Depreciation of real estate for rent	612	604	(8)	(1.4)	2,485
Other investment expenses	793	799	5	0.7	4,044
Losses on separate account, net	249	–	(249)	(100.0)	–
Operating expenses	20,336	18,926	(1,410)	(6.9)	78,811
Other ordinary expenses	9,794	9,792	(1)	(0.0)	36,572
Payments related to withheld insurance claims	6,494	6,496	1	0.0	24,496
Taxes	1,343	1,195	(147)	(11.0)	4,868
Depreciation	1,287	1,323	35	2.8	5,199
Provision for reserve for employees' retirement benefits	210	–	(210)	(100.0)	–
Other ordinary losses	458	777	319	69.6	2,007
Ordinary profit	29,793	28,008	(1,785)	(6.0)	51,662

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	14	0	(14)	(99.7)	3,971
Gains on disposal of fixed assets	11	–	(11)	(100.0)	1,315
Reversal of reserve for possible loan losses	3	–	(3)	(100.0)	–
Recoveries of bad debts previously written-off	0	0	0	1,523.9	11
Gains on sales of stocks of affiliated companies	–	–	–	–	2,644
Extraordinary losses	1,698	5,227	3,529	207.8	18,611
Losses on disposal and devaluation of fixed assets	7	35	27	393.6	142
Impairment loss	5	1	(3)	(76.5)	1,373
Provision for reserve for price fluctuations	1,685	5,191	3,505	207.9	16,503
Headquarters removal costs	–	–	–	–	274
Other extraordinary losses	–	–	–	–	316
Provision for reserve for policyholder dividends	3,609	3,696	86	2.4	15,040
Income before income taxes	24,500	19,084	(5,415)	(22.1)	21,983
Current income taxes	10,721	8,643	(2,077)	(19.4)	17,824
Deferred income taxes	(1,878)	(1,750)	128	(6.8)	(9,258)
Net income	15,657	12,191	(3,466)	(22.1)	13,416

Supplementary Materials for the Three Months Ended June 30, 2007

Business Highlights

Business Highlights

(1) Policy Amount in Force and New Policy Amount

a) Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	3,318	93.9	139,058	105.6	3,112	93.8	137,643	99.0	3,163	138,203
Individual annuities	1,351	95.2	39,582	94.4	1,302	96.4	37,890	95.7	1,312	38,241
Sub total	4,669	94.3	178,640	102.9	4,414	94.5	175,533	98.3	4,476	176,445
Group insurance	-	-	105,072	98.5	-	-	105,552	100.5	-	101,102
Group annuities	-	-	7,800	107.5	-	-	7,881	101.0	-	7,917

Notes: 1. *The policy amounts in force for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

2. *The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

b) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2006					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	86	91.4	8,143	83.2	5,638	2,504
Individual annuities	2	241.3	3	-	66	(62)
Sub total	88	92.9	8,147	83.9	5,704	2,442
Group insurance	-	-	38	28.6	38	-
Group annuities	-	-	-	-	-	-

Category	Three months ended June 30, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	58	67.7	4,301	52.8	3,485	816
Individual annuities	10	451.7	260	6,506.6	284	(24)
Sub total	68	77.4	4,561	56.0	3,770	791
Group insurance	-	-	63	166.8	63	-
Group annuities	-	-	-	-	-	-

Category	Year ended March 31, 2007					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	271	87.4	21,070	73.6	15,440	5,630
Individual annuities	14	408.9	203	-	372	(169)
Sub total	285	91.0	21,273	75.0	15,812	5,460
Group insurance	-	-	510	39.4	510	-
Group annuities	-	-	0	3.9	0	-

Notes: 1. *The number of new policies includes increase from conversion.*

2. *The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

3. *The new policy amount for group annuities is equal to the initial premium payment.*

(2) Annualized Premiums

a) Policies in Force

(Millions of yen, %)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	480,335	94.3	450,902	93.9	458,215	94.0
Individual annuities	206,578	97.3	204,695	99.1	204,601	98.5
Total	686,913	95.1	655,598	95.4	662,816	95.3
3rd sector products, included	110,889	103.5	111,921	100.9	112,107	102.4

b) New Policies

(Millions of yen, %)

Category	Three months ended June 30, 2006		Three months ended June 30, 2007		Year ended March 31, 2007	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance	10,519	79.7	7,538	71.7	34,139	80.5
Individual annuities	246	-	1,902	771.9	2,462	-
Total	10,766	82.9	9,441	87.7	36,601	87.7
3rd sector products, included	3,970	97.0	2,691	67.8	13,129	92.1

Notes: 1. The new policies include net increase from conversion.
2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.
3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(3) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy Amount in Force

(100 Millions of yen, %)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	68,753	38.5	60,592	34.5	62,904	35.7
Semi-participating	41,983	23.5	41,301	23.5	41,238	23.4
Non-participating	67,903	38.0	73,639	42.0	72,302	41.0
Total	178,640	100.0	175,533	100.0	176,445	100.0

b) New Policy Amount

(100 Millions of yen, %)

Category	Three months ended June 30, 2006		Three months ended June 30, 2007		Year ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	1	0.0	2	0.0
Semi-participating	768	13.5	757	20.1	2,449	15.5
Non-participating	4,934	86.5	3,011	79.9	13,361	84.5
Total	5,704	100.0	3,770	100.0	15,812	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.
2. The new policy amounts do not include net increase from conversion.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2006				Three months ended June 30, 2007				Year ended March 31, 2007	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	42	82.4	3,682	94.3	40	96.2	3,555	96.6	168	14,379
Individual annuities	6	79.4	178	78.9	4	81.3	148	83.1	22	659
Total	48	82.0	3,861	93.4	45	94.3	3,704	95.9	190	15,038

(5) Surrender and Lapse Rate

(%)

Category	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
Individual insurance	2.71	2.57	10.59
Individual annuities	0.44	0.39	1.64
Total	2.19	2.10	8.55

Note: The rates are not annualized.

(6) Reconciliation to Core Profit and Ordinary Profit

a) Reconciliation to Core Profit

(Millions of yen)

Category	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
Core Revenues	268,842	261,082	952,099
Income from Insurance Premiums	204,730	179,446	705,582
Insurance premiums	204,600	179,415	705,293
Ceded reinsurance recoveries	130	31	289
Investment Income	30,477	35,546	137,670
Interest, dividends and income from real estate for rent	30,435	35,251	137,257
Other investment income	42	22	155
Gains on separate accounts, net	-	271	256
Other Ordinary Income	33,633	46,089	108,846
Income related to withheld insurance claims and other payments for future annuity payments	148	89	705
Income due to withheld insurance payments	7,109	7,676	30,808
Reversal of reserve for outstanding claims	39	59	-
Reversal of policy reserves (except contingency reserve)	25,677	37,434	74,323
Reversal of reserve for employees' retirement benefits	-	120	809
Other ordinary income	658	708	2,199
Other Core Revenues	0	-	0
Core Expenses	259,904	246,382	898,114
Insurance Claims and Other Payments	227,694	215,796	772,881
Insurance claims	121,550	107,089	383,215
Annuity payments	36,538	39,878	128,527
Insurance benefits	28,271	28,989	105,102
Surrender payments	26,496	23,760	95,662
Other payments	14,729	15,980	60,111
Reinsurance payments	108	97	262
Provision for Policy and Other Reserves	21	24	1,731
Investment Expenses	2,057	1,842	8,117
Interest expenses	401	436	1,624
Provision for general reserve for possible loan losses	-	2	(35)
Depreciation of real estate for rent	612	604	2,485
Other investment expenses	793	799	4,044
Losses on separate accounts, net	249	-	-
Operating Expenses	20,336	18,926	78,811
Other Ordinary Expenses	9,794	9,792	36,572
Payments related to withheld insurance claims	6,494	6,496	24,496
Taxes	1,343	1,195	4,868
Depreciation	1,287	1,323	5,199
Provision for reserve for employees' retirement benefits	210	-	-
Other ordinary losses	458	777	2,007
Other Core Expenses	-	-	-

Core Profit	8,938	14,700	53,984

b) **Reconciliation to Ordinary Profit**

(Millions of yen)

Category		Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
Core profit (A)		8,938	14,700	53,984
Capital gains		41,742	24,734	74,223
	Gains from monetary trusts, net	-	-	-
	Gains on investments in trading securities, net	-	-	-
	Gains on sale of securities	41,742	24,594	74,223
	Gains from derivatives, net	-	-	-
	Foreign exchange gains, net	-	139	-
	Others	-	-	-
Capital losses		18,331	12,106	61,520
	Losses from monetary trusts, net	-	-	-
	Losses on investments in trading securities, net	-	-	-
	Losses on sale of securities	14,390	4,994	45,329
	Devaluation losses on securities	11	786	99
	Losses from derivatives, net	3,898	6,324	15,668
	Foreign exchange losses, net	31	-	422
	Others	-	-	-
Total capital gains/losses (B)		23,411	12,628	12,703
Core profit reflecting capital gains/losses (A) + (B)		32,349	27,329	66,687
Other one-time gains		-	688	-
	Ceding reinsurance recoveries	-	-	-
	Reversal of contingency reserve	-	688	-
	Others	-	-	-
Other one-time losses		2,555	9	15,024
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	2,555	-	14,304
	Provision for specific reserve for possible loan losess	-	0	720
	Provision for specific reserve for loans to refinancing countries	-	-	-
	Write-off of loans	-	9	-
	Others	-	-	-
Other one-time gains/losses (C)		(2,555)	679	(15,024)
Ordinary profit (A) + (B) + (C)		29,793	28,008	51,662

Notes: 1. As regards three months ended June 30, 2006, income gains of 0 million yen were included in core profit rather than in gains from monetary trusts, net.

2. As regards year ended March 31, 2007, income gains of 0 million yen were included in core profit rather than in gains from monetary trusts, net.

(7) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
Amount of negative spread	10,371	4,339	24,638
Investment yield on core profit (annualized)	2.01%	2.42%	2.30%
Average assumed investment yield (annualized)	2.75%	2.73%	2.74%
Individual insurance and annuities, included	2.98%	2.97%	2.98%
Policy reserve in general account	5,706,962	5,627,241	5,625,033

Notes: 1. Method of calculating negative spread:
(Investment yield on core profit [0.60%] - Average assumed investment yield [0.68%])
x Policy reserve in general account [5,627.2] billion yen

2. Investment yield on core profit and average assumed investment yield as in the note 1 above are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at the beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interests) x (1/2)

(8) Solvency Margin Ratio

(Millions of yen)

Items		As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Total solvency margin	(A)	761,537	985,565	895,485
Net assets (less certain items)		161,517	165,516	154,776
Reserve for price fluctuations		27,745	47,754	42,563
Contingency reserve		73,800	84,860	85,549
Reserve for possible loan losses		1,479	1,450	1,447
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		335,425	518,225	447,726
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(41,005)	(24,874)	(26,065)
Excess of amount of policy surrender payment		69,491	58,835	61,285
Unallotted portion of reserve for policyholder dividends		22,866	20,900	21,374
Future profits		6,339	6,757	6,757
Deferred tax assets		48,877	51,137	45,069
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\left[(R_1+R_8)^2+(R_2+R_3+R_7)^2\right]^{1/2}+R_4$	(B)	153,732	165,521	162,744
Insurance risk	R_1	37,104	27,509	37,068
Assumed investment yield risk	R_2	24,122	23,470	23,727
Investment risk	R_3	121,281	134,206	130,785
Business risk	R_4	3,650	3,865	3,831
Minimum guarantee risk	R_7	19	16	16
3rd sector insurance risk	R_8	-	8,062	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		990.7%	1,190.8%	1,100.4%

Notes: 1. Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures and considered appropriate by the Company.

2. "Net assets (less certain items)" represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. The figures of "minimum guarantee risks" were calculated on the basis of the regulatory standard.

4. "3rd sector insurance risk" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

(9) Adjusted Net Assets

(Millions of yen)

Item	As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Adjusted net assets	620,839	895,051	834,661

Note: Adjusted net assets are calculated based on the regulatory standard.

(10) Assets Composition (General Account Assets)

(Millions of yen, %)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	161,775	2.5	149,172	2.3	201,562	3.1
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	132,461	2.0	154,743	2.3	155,228	2.4
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	50	0.0	-	-	-	-
Securities	4,415,841	68.3	4,587,041	69.4	4,478,636	68.4
Domestic bonds	2,680,705	41.5	2,584,180	39.1	2,626,478	40.1
Domestic stocks	829,743	12.8	913,145	13.8	870,930	13.3
Foreign securities	824,544	12.8	990,939	15.0	863,699	13.2
Bonds	572,059	8.8	686,269	10.4	581,817	8.9
Stock, etc.	252,484	3.9	304,669	4.6	281,882	4.3
Other securities	80,847	1.3	98,775	1.5	117,528	1.8
Loans	1,531,285	23.7	1,507,862	22.8	1,502,246	23.0
Policy loans	107,335	1.7	103,136	1.6	105,316	1.6
Commercial loans	1,423,949	22.0	1,404,725	21.2	1,396,930	21.3
Property and equipment	167,657	2.6	163,225	2.5	163,014	2.5
Deferred tax assets	-	-	-	-	-	-
Deferred tax assets concerning revaluation	-	-	-	-	-	-
Other assets	56,864	0.9	52,850	0.8	47,359	0.7
Reserve for possible loan losses	(1,677)	(0.0)	(2,367)	(0.0)	(2,364)	(0.0)
Total	6,464,258	100.0	6,612,528	100.0	6,545,684	100.0
Foreign currency denominated assets included	751,055	11.6	888,506	13.4	776,976	11.9

(11) Fair Value Information on Securities and Others (General Account Assets)

a) Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of yen)

Category	As of June 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	348,743	336,958	(11,785)	494	12,279
Domestic bonds	231,420	222,451	(8,969)	492	9,461
Monetary claims purchased	112,323	109,507	(2,815)	2	2,818
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,792,287	1,748,823	(43,464)	753	44,217
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,914,777	2,287,442	372,665	402,971	30,306
Domestic bonds	661,586	656,997	(4,589)	5,284	9,873
Domestics stocks	458,237	811,460	353,223	360,847	7,624
Foreign securities	704,426	717,997	13,571	24,661	11,089
Bonds	567,615	572,059	4,444	12,675	8,231
Stock, etc.	136,811	145,938	9,127	11,986	2,858
Other securities	69,728	80,847	11,119	12,171	1,052
Money claims purchased	20,798	20,138	(660)	6	666
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,055,808	4,373,224	317,415	404,219	86,803
Domestic bonds	2,685,294	2,628,271	(57,022)	6,530	63,552
Domestic stocks	458,237	811,460	353,223	360,847	7,624
Foreign securities	704,426	717,997	13,571	24,661	11,089
Bonds	567,615	572,059	4,444	12,675	8,231
Stock, etc.	136,811	145,938	9,127	11,986	2,858
Other securities	69,728	80,847	11,119	12,171	1,052
Monetary claims purchased	133,121	129,646	(3,475)	8	3,484
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value of securities without any current fair value is as follows:

(Millions of yen)

Category	As of June 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	6,375
Available-for-sale securities	118,474
Unlisted domestic stocks	11,907
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	106,566
Total	124,850

(Millions of yen)

Category		As of June 30, 2007			
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	374,751	366,143	(8,608)	826	9,434
Domestic bonds	237,671	231,277	(6,394)	723	7,117
Monetary claims purchased	133,079	130,866	(2,213)	102	2,316
Certificates of deposit	4,000	3,999	(0)	-	0
Policy reserve matching bonds	1,683,750	1,668,363	(15,387)	2,757	18,145
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,001,131	2,575,803	574,671	586,711	12,039
Domestic bonds	663,607	662,757	(849)	3,444	4,294
Domestics stocks	401,885	896,121	494,235	497,346	3,110
Foreign securities	829,837	899,507	69,670	73,623	3,952
Bonds	671,704	686,269	14,564	17,561	2,996
Stock, etc.	158,132	213,237	55,105	56,061	956
Other securities	83,576	95,753	12,177	12,284	107
Money claims purchased	22,225	21,663	(562)	11	573
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,059,634	4,610,310	550,676	590,294	39,618
Domestic bonds	2,585,029	2,562,398	(22,631)	6,926	29,557
Domestic stocks	401,885	896,121	494,235	497,346	3,110
Foreign securities	829,837	899,507	69,670	73,623	3,952
Bonds	671,704	686,269	14,564	17,561	2,996
Stock, etc.	158,132	213,237	55,105	56,061	956
Other securities	83,576	95,753	12,177	12,284	107
Monetary claims purchased	155,305	152,529	(2,775)	114	2,889
Certificates of deposit	4,000	3,999	(0)	-	0
Others	-	-	-	-	-

Note: *The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.*

*The carrying value of securities without any current fair value is as follows:

(Millions of yen)

Category	As of June 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	105,662
Unlisted domestic stocks	12,343
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	93,319
Total	110,343

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,011,945	2,508,936	496,990	504,915	7,924
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestics stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Bonds	563,924	581,817	17,893	18,747	854
Stock, etc.	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,034,914	4,534,577	499,662	517,015	17,353
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Bonds	563,924	581,817	17,893	18,747	854
Stock, etc.	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

*The carrying value of securities without any current fair value is as follows:

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	101,795
Unlisted domestic stocks (except OTC-traded stocks)	12,378
Unlisted foreign stocks (except OTC-traded stocks)	-
Unlisted foreign bonds	-
Others	89,417
Total	106,476

b) Fair Value Information on Monetary Trusts

(Millions of yen)

Category	As of June 30, 2006					As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	50	50	-	-	-	-	-	-	-	-

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	-	-	-	-	-

* Monetary trusts for investment

(Millions of yen)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	-	-	-	-	-	-

* Monetary trusts for held-to-maturity, policy reserve matching and others

(Millions of yen)

Category	As of June 30, 2006					As of June 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-	-	-	-	-
Monetary trusts for available for sale securities	50	50	-	-	-	-	-	-	-	-
Jointly operated and desingnated monetary trusts	50	50	-	-	-	-	-	-	-	-
Total	50	50	-	-	-	-	-	-	-	-

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Monetary trusts for available for sale securities	-	-	-	-	-
Jointly operated and desingnated monetary trusts	-	-	-	-	-
Total	-	-	-	-	-

c) Fair Value Information on Real Estate

(Millions of yen)

Category	As of June 30, 2006					As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	100,755	96,133	(4,622)	8,099	12,722	99,239	112,119	12,879	22,474	9,594
Leasehold	156	109	(46)	11	58	156	117	(39)	12	51
Total	100,912	96,242	(4,669)	8,111	12,780	99,396	112,237	12,840	22,486	9,645

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	98,452	110,141	11,688	21,279	9,590
Leasehold	156	117	(39)	12	51
Total	98,609	110,258	11,649	21,291	9,642

Note: Current fair value are calculated based on the appraisal price and posted price.

d) Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

As of June 30, 2007 (Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(1,826)	(9,223)	-	-	-	(11,049)
Hedge accounting not applied	-	(119)	-	-	-	(119)
Total	(1,826)	(9,342)	-	-	-	(11,169)

Note: *Accrued interest of interest-related net gains/losses applied hedge accounting (80 million yen), currncy-related net gains/losses with fair value hedge accounting ((9,223) million yen), and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

(ii) Interest-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps Receipts fixed, payments floating	140,313	122,767	(2,239)	(2,239)	143,679	115,290	(1,826)	(1,826)	146,024	116,235	(733)	(733)
Total					(2,239)				(1,826)				(733)

Note: *Valuation gains/losses indicates the current market or fair value.*

(iii) Currency-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contracts												
	Sold	428,330	-	440,316	(11,986)	477,005	-	486,340	(9,334)	376,822	-	380,635	(3,812)
	US dollar	97,169	-	98,794	(1,624)	143,788	-	146,755	(2,966)	81,551	-	80,725	826
	Euro	228,434	-	235,714	(7,279)	233,791	-	237,834	(4,042)	201,479	-	205,728	(4,248)
	British pound	4,169	-	4,189	(19)	14,088	-	14,492	(403)	9,727	-	9,599	128
	Canadian dollar	49,644	-	50,377	(732)	41,604	-	42,837	(1,233)	37,481	-	37,602	(121)
	Swedish krona	48,911	-	51,241	(2,330)	43,708	-	44,396	(687)	46,582	-	46,979	(397)
	Hong Kong dollar	-	-	-	-	24	-	24	(0)	-	-	-	-
	Bought	-	-	-	-	8,247	-	8,239	(8)	-	-	-	-
	Euro	-	-	-	-	4,671	-	4,673	1	-	-	-	-
	Hong Kong dollar	-	-	-	-	3,575	-	3,566	(9)	-	-	-	-
Total					(11,986)				(9,342)				(3,812)

Notes: *1. Exchange rate as of the end of each fiscal year is used for futures rate .*

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.

(iv) Stock-related derivative transactions

(Millions of yen)

Category	Type	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Stock index futures												
	Bought												
	Put	10,000 [643]	- [-]	577	(65)	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Total					(65)				-				-

Notes: 1. Figures in parentheses indicates option premiums in the balance sheets.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of June 30, 2006 and 2007, and March 31, 2007.

(vi) Others

The Company did not have any balances as of June 30, 2006 and 2007, and March 31, 2007.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2007)

August 10, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2007	¥316,011 million	14.9	¥40,963 million	29.9	¥31,182 million	11.8	¥18,674 million	31.4
Three months ended June 30, 2006	¥275,062 million	3.0	¥31,526 million	64.0	¥27,897 million	27.2	¥14,207 million	75.8
Year ended March 31, 2007	¥1,061,817 million	-	¥121,247 million	-	¥125,791 million	-	¥43,157 million	-

	Net Income per Share
Three months ended June 30, 2007	¥12,449.82
Three months ended June 30, 2006	¥9,471.86
Year Ended March 31, 2007	¥28,771.58

Note: Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2007	¥6,401,905 million	¥623,848 million	9.7%	¥415,898.77
As of June 30, 2006	¥6,274,076 million	¥518,753 million	8.3%	¥345,835.92
As of March 31, 2007	¥6,397,075 million	¥604,789 million	9.5%	¥403,193.21

2. Forecast for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

Daido Life's forecast is omitted. Please refer to T&D Holdings' "*Forecast for the Year Ending March 31, 2008*" section in this material "*Financial Summary for the Three Months Ended June 30, 2007*".

3. Others

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None
(3) Number of Outstanding Shares (Common Stock)

1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2007 : 1,500,000
as of June 30, 2006 : 1,500,000
as of March 31, 2007 : 1,500,000

2. Number of treasury stock at the end of the term: None

3. Average number of outstanding shares during the term: for the three months ended June 30, 2007 : 1,500,000
for the three months ended June 30, 2006 : 1,500,000
for the fiscal year ended March 31, 2007 : 1,500,000

Daido Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	233,469	241,662	8,192	3.5	292,155
Cash	49	43	(5)	(11.3)	103
Deposit	233,420	241,618	8,197	3.5	292,052
Call loans	110,000	61,400	(48,600)	(44.2)	150,000
Monetary claims purchased	213,063	276,047	62,984	29.6	295,305
Monetary trusts	210,039	92,426	(117,612)	(56.0)	100,846
Securities	4,330,291	4,597,361	267,069	6.2	4,410,118
Government bonds	205,989	580,758	374,769	181.9	349,897
Municipal bonds	933,540	827,139	(106,401)	(11.4)	859,122
Corporate bonds	1,077,872	1,025,221	(52,650)	(4.9)	1,042,508
Domestic stocks	554,908	545,222	(9,686)	(1.7)	550,053
Foreign securities	742,966	710,914	(32,052)	(4.3)	707,654
Other securities	815,013	908,105	93,091	11.4	900,881
Loans	981,395	927,493	(53,901)	(5.5)	932,974
Policy loans	80,130	78,978	(1,151)	(1.4)	79,685
Commercial loans	901,264	848,515	(52,749)	(5.9)	853,289
Tangible fixed assets	143,701	145,153	1,452	1.0	146,936
Land	80,735	79,899	(836)	(1.0)	80,464
Buildings	57,738	63,542	5,803	10.1	64,849
Construction in progress	4,085	241	(3,844)	(94.1)	142
Other tangible fixed assets	1,141	1,470	328	28.8	1,480
Intangible fixed assets	7,728	8,818	1,090	14.1	9,094
Software	6,606	7,701	1,095	16.6	7,976
Other intangible fixed assets	1,122	1,116	(5)	(0.5)	1,118
Due from agencies	1,463	1,380	(83)	(5.7)	1,466
Due from reinsurers	1,172	638	(533)	(45.5)	777
Other assets	43,397	50,534	7,136	16.4	58,443
Accounts receivable	10,757	21,688	10,930	101.6	24,458
Prepaid expenses	5,150	3,584	(1,565)	(30.4)	1,226
Accrued income	17,626	16,683	(943)	(5.4)	18,787
Deposit for rent	4,199	3,734	(464)	(11.1)	3,763
Margin for futures contracts	-	-	-	-	128
Derivatives	3,191	2,277	(914)	(28.7)	7,504
Suspense payable	767	759	(8)	(1.0)	751
Other assets	1,703	1,805	101	6.0	1,821
Reserve for possible loan losses	(1,645)	(1,011)	633	(38.5)	(1,043)
Total assets	6,274,076	6,401,905	127,829	2.0	6,397,075

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,449,568	5,438,122	(11,445)	(0.2)	5,474,512
Reserve for outstanding claims	44,598	45,025	427	1.0	46,385
Policy reserve	5,282,247	5,263,581	(18,665)	(0.4)	5,297,223
Reserve for policyholder dividends	122,722	129,514	6,792	5.5	130,903
Due to agencies	0	0	(0)	(62.6)	-
Due to reinsurers	244	219	(25)	(10.3)	407
Short-term debenture	35,000	29,970	(5,029)	(14.4)	20,000
Other liabilities	68,393	59,431	(8,961)	(13.1)	53,982
Income taxes payable	1,463	2,418	955	65.3	3,677
Accounts payable	28,762	17,857	(10,905)	(37.9)	23,469
Accrued expenses	6,324	7,309	984	15.6	11,505
Unearned income	3,647	3,784	137	3.8	3,817
Deposit received	3,539	3,880	340	9.6	772
Guarantee deposits	5,586	6,601	1,015	18.2	6,341
Margin for futures contracts	10	58	48	483.3	-
Derivatives	15,050	13,878	(1,171)	(7.8)	1,382
Suspense receipt	4,009	3,642	(367)	(9.2)	3,016
Reserve for bonus to directors and corporate auditors	-	18	18	-	63
Reserve for employees' retirement benefits	67,291	75,121	7,830	11.6	74,722
Reserve for directors' and corporate auditors' retirement benefits	1,703	1,746	43	2.5	1,747
Reserve for price fluctuations	49,720	63,308	13,587	27.3	61,585
Deferred tax liabilities	83,400	110,117	26,717	32.0	105,263
Total liabilities	5,755,322	5,778,057	22,734	0.4	5,792,285
Net assets:					
Common stock	75,000	75,000	-	-	75,000
Capital surplus	54	54	-	-	54
Retained earnings	137,286	175,008	37,721	27.5	166,236
Legal reserve for future losses	9,157	11,137	1,980	21.6	9,157
Other retained earnings	128,129	163,870	35,740	27.9	157,079
Provision for advanced depreciation on real estate	1,559	1,559	-	-	1,559
Provision for 100th anniversary project	51	-	(51)	(100.0)	11
General reserve	100,000	130,000	30,000	30.0	100,000
Unappropriated retained earnings	26,518	32,310	5,792	21.8	55,507
Total stockholders' equity	212,340	250,062	37,721	17.8	241,290
Net unrealized gains on securities	304,558	372,545	67,987	22.3	362,721
Gains on deferred hedge	1,854	1,240	(614)	(33.1)	778
Total valuation and translation adjustments	306,413	373,786	67,372	22.0	363,499
Total net assets	518,753	623,848	105,094	20.3	604,789
Total liabilities and net assets	6,274,076	6,401,905	127,829	2.0	6,397,075

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	275,062	316,011	40,948	14.9	1,061,817
Income from insurance premiums	211,241	200,551	(10,689)	(5.1)	865,254
Insurance premiums	210,806	200,225	(10,580)	(5.0)	864,247
Ceded reinsurance recoveries	435	325	(109)	(25.1)	1,006
Investment income	38,481	77,700	39,218	101.9	183,345
Interest, dividends and income from real estate for rent	30,202	40,610	10,408	34.5	129,458
Interest income from deposits	1,523	1,928	405	26.6	6,968
Interest income and dividends from securities	22,087	31,018	8,930	40.4	93,983
Interest income from loans	4,694	4,664	(29)	(0.6)	18,954
Interest from real estate for rent	1,585	1,755	170	10.7	6,396
Other income from interest and dividends	311	1,244	932	299.2	3,156
Gains from monetary trust, net	1,338	7,046	5,707	426.3	8,092
Gains on investment in trading securities, net	-	14,800	14,800	-	17,824
Gains on sales of securities	2,708	7,937	5,228	193.0	18,756
Gains from derivatives, net	3,586	-	(3,586)	(100.0)	-
Other investment income	644	678	33	5.3	2,685
Gains on separate accounts, net	-	6,626	6,626	-	6,526
Other ordinary income	25,340	37,759	12,419	49.0	13,217
Income related to withheld insurance claims and other payments for future annuity payments	29	79	50	171.5	311
Income due to withheld insurance payments	564	699	134	23.9	2,552
Reversal of reserve for outstanding claims	-	1,359	1,359	-	-
Reversal of policy reserve	24,276	33,641	9,364	38.6	9,300
Reversal of reserve for employees' retirement benefits	24	-	(24)	(100.0)	-
Other ordinary income	444	1,978	1,534	345.6	1,053
Ordinary expenses	243,535	275,047	31,511	12.9	940,570
Insurance claims and other payments	200,746	217,168	16,421	8.2	758,211
Insurance claims	80,104	87,630	7,525	9.4	268,182
Annuity payments	6,720	7,305	584	8.7	27,978
Insurance benefits	47,018	51,008	3,989	8.5	174,681
Surrender payments	54,135	62,523	8,388	15.5	248,907
Other payments	12,557	8,511	(4,045)	(32.2)	37,415
Reinsurance premiums	209	188	(21)	(10.2)	1,045
Provision for policy and other reserves	1,097	204	(893)	(81.4)	3,518
Provision for reserve for outstanding claims	877	-	(877)	(100.0)	2,664
Interest portion of reserve for policyholder dividends	220	204	(16)	(7.5)	853
Investment expenses	10,740	25,683	14,943	139.1	44,143
Interest expenses	18	78	59	320.5	165
Losses on investment in trading securities, net	1,715	-	(1,715)	(100.0)	-
Losses on sales of securities	178	74	(104)	(58.4)	5,744
Devaluation losses on securities	296	374	78	26.4	610
Losses from derivatives, net	-	17,630	17,630	-	20,324
Foreign exchange losses, net	1,448	1,355	(92)	(6.4)	5,696
Depreciation of real estate for rent	602	814	212	35.3	2,716
Other investment expenses	1,122	5,355	4,232	377.1	8,884
Losses on separate accounts, net	5,359	-	(5,359)	(100.0)	-
Operating expenses	27,568	28,426	858	3.1	111,815
Other ordinary expenses	3,382	3,564	182	5.4	22,881
Payments related to withheld insurance claims	601	601	0	0.0	2,344
Taxes	1,584	1,617	32	2.1	6,647
Depreciation	1,007	1,100	92	9.2	4,149
Provision for reserve for employees' retirement benefits	-	146	146	-	7,405
Other ordinary losses	188	99	(89)	(47.4)	2,334
Ordinary profit	31,526	40,963	9,437	29.9	121,247

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	47	35	(11)	(24.3)	3,095
Gains on disposal of fixed assets	-	-	-	-	7
Reversal of reserve for possible loan losses	42	31	(11)	(25.9)	626
Recoveries of bad debts previously written-off	4	4	(0)	(8.3)	122
Gains on sales of stocks of affiliated companies	-	-	-	-	2,338
Extraordinary losses	2,619	2,673	53	2.1	15,845
Losses on disposal and devaluation of fixed assets	432	951	519	120.1	905
Impairment loss	30	-	(30)	(100.0)	525
Provision for reserve for price fluctuations	2,148	1,722	(426)	(19.8)	14,014
Provision for 100th anniversary project	8	-	(8)	(100.0)	48
Headquarters removal costs	-	-	-	-	351
Provision for reserve for policyholder dividends	5,441	8,352	2,910	53.5	40,068
Income before income taxes	23,512	29,974	6,461	27.5	68,429
Current income taxes	8,538	12,258	3,720	43.6	34,907
Deferred income taxes	766	(959)	(1,725)	-	(9,635)
Net income	14,207	18,674	4,466	31.4	43,157

Supplementary Materials for the Three Months Ended June 30, 2007

Business Highlights (Non-Consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	1,990	99.5	387,026	100.7	1,955	98.2	384,723	99.4	1,968	384,804
Individual term life insurance	1,457	101.6	359,051	101.2	1,454	99.8	358,599	99.9	1,458	358,181
Individual annuities	151	103.8	12,382	102.2	155	102.9	12,515	101.1	155	12,516
Sub total	2,141	99.8	399,409	100.7	2,111	98.6	397,239	99.5	2,123	397,320
Group insurance	-	-	120,397	98.1	-	-	117,763	97.8	-	118,092
Group annuities	-	-	19,869	95.1	-	-	19,110	96.2	-	19,548

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % change is presented in comparison with the same term of the previous fiscal year (hereinafter same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three Months Ended June 30, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	54	97.4	9,824	106.0	9,841	(16)
Individual term life insurance	44	100.8	9,586	106.3	9,603	(16)
Individual annuities	2	106.3	211	104.9	210	0
Subtotal	56	97.8	10,036	106.0	10,052	(16)
Group insurance	-	-	327	439.3	327	
Group annuities	-	-	0	9,497.4	0	

Category	Three Months Ended June 30, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	53	97.9	11,100	113.0	11,090	10
Individual term life insurance	45	102.8	10,922	113.9	10,912	10
Individual annuities	2	87.5	170	80.6	170	0
Subtotal	55	97.4	11,271	112.3	11,260	10
Group insurance	-	-	188	57.7	188	
Group annuities	-	-	0	6.3	0	

Category	Year Ended March 31, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	222	95.1	42,375	101.1	42,457	(82)
Individual term life insurance	183	98.0	41,419	101.5	41,502	(82)
Individual annuities	11	99.5	903	90.4	901	1
Subtotal	234	95.4	43,278	100.8	43,359	(81)
Group insurance	-	-	1,070	197.0	1,070	
Group annuities	-	-	1	444.5	1	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

1) Policy amount in force

(Millions of yen, %)

Category		Three months ended June 30, 2006		Three months ended June 30, 2007		Year ended March 31, 2007	
		Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance		640,064	102.0	643,338	100.5	645,359	101.0
Individual annuities		45,812	100.9	47,086	102.8	46,913	102.8
Total		685,876	101.9	690,425	100.7	692,273	101.1
	3rd Sector	60,186	98.1	58,083	96.5	58,574	96.6

2) New policies

(Millions of yen, %)

Category		Three months ended June 30, 2006		Three months ended June 30, 2007		Year ended March 31, 2007	
		Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance		18,100	101.4	16,870	93.2	79,773	100.8
Individual annuities		833	142.1	671	80.5	3,688	98.2
Total		18,934	102.7	17,542	92.6	83,462	100.7
	3rd Sector	883	94.0	943	106.9	3,892	99.4

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurnace, cancer insurance, accident insurance, and nursing care insurnace.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Life Insurance Policy Amount by Dividend Type

(i) Policy amount in force

(100 Millions of yen, %)

Category	Three months ended June 30, 2006		Three months ended June 30, 2007		Year Ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	196,749	54.8	176,532	49.2	181,793	50.7
Semi-participating	82,055	22.9	75,104	21.0	76,920	21.5
Non-participating	80,247	22.3	106,963	29.8	99,466	27.8
Total	359,051	100.0	358,599	100.0	358,181	100.0

(ii) New policy amount

(100 Millions of yen, %)

Category	Three months ended June 30, 2006		Three months ended June 30, 2007		Year Ended March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2,105	21.9	610	5.6	6,817	16.4
Semi-participating	1,399	14.6	48	0.4	1,891	4.6
Non-participating	6,098	63.5	10,253	94.0	32,793	79.0
Total	9,603	100.0	10,912	100.0	41,502	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Three months ended June 30, 2006				Three months ended June 30, 2007				Year Ended March 31, 2007	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	49	105.3	8,338	108.7	50	101.0	8,995	107.9	198	35,611
Individual annuities	1	118.8	148	128.9	1	98.1	132	89.6	5	546
Total	51	105.6	8,486	109.0	51	100.9	9,127	107.6	204	36,158

(6) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year) (%)

Category	Three months ended June 30, 2006	Three months ended June 30, 2007	Year Ended March 31, 2007
Individual insurance	2.15	2.34	9.19
Individual annuities	1.20	1.06	4.42
Total	2.12	2.30	9.04

Note: Surrender and lapse rate is not annualized.

(7) Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

Category	Three months ended June 30, 2006	Three months ended June 30, 2007	Year Ended March 31, 2007
Core Revenues	267,795	286,794	1,034,031
Income from Insurance Premiums	211,241	200,551	865,254
Insurance premiums	210,806	200,225	864,247
Ceded reinsurance recoveries	435	325	1,006
Investment Income	30,846	47,915	138,671
Interest, dividends and income from real estate for rent	30,202	40,610	129,458
Gains on redemption of securities	-	-	-
Other investment income	644	678	2,685
Gains on separate accounts, net	-	6,626	6,526
Other Ordinary Income	25,493	38,234	14,520
Income related to withheld insurance claims and other payments for future annuity payments	29	79	311
Income due to withheld insurance payments	564	699	2,552
Reversal of reserve for outstanding claims	-	1,359	-
Reversal of policy reserves (except contingency reserve)	24,430	34,116	10,603
Reversal of reserve for employees' retirement benefits	24	-	-
Other ordinary income	444	1,978	1,053
Other Core Revenues	213	92	15,584
Core Expenses	239,898	255,612	908,240
Insurance Claims and Other Payments	200,746	217,168	758,211
Insurance claims	80,104	87,630	268,182
Annuity payments	6,720	7,305	27,978
Insurance benefits	47,018	51,008	174,681
Surrender payments	54,135	62,523	248,907
Other payments	12,557	8,511	37,415
Reinsurance payments	209	188	1,045
Provision for Policy and Other Reserves	1,097	204	3,518
Investment Expenses	7,102	6,248	11,767
Interest expense	18	78	165
Losses on redemption of securities	-	-	-
Provision for general reserve for possible loan losses	-	-	-
Depreciation of real estate for rent	602	814	2,716
Other investment expenses	1,122	5,355	8,884
Losses on separate accounts, net	5,359	-	-
Operating Expenses	27,568	28,426	111,815
Other Ordinary Expenses	3,382	3,564	22,881
Payments related to withheld insurance claims	601	601	2,344
Taxes	1,584	1,617	6,647
Depreciation	1,007	1,100	4,149
Provision for reserve for employees' retirement benefits	-	146	7,405
Other ordinary losses	188	99	2,334
Other Core Expenses	-	-	46
Core Profit	27,897	31,182	125,791

b. Reconciliation to non-consolidated ordinary profit

(Millions of yen)

Category		Three months ended June 30, 2006	Three months ended June 30, 2007	Year Ended March 31, 2007
Core profit	(A)	27,897	31,182	125,791
Capital gains		7,420	29,707	29,089
Gains from monetary trusts, net		1,338	7,046	8,092
Gains on investments in trading securities, net		-	14,800	17,824
Gains on sale of securities		2,708	7,937	18,756
Gains from derivatives, net		3,586	-	-
Foreign exchange gains, net		-	-	-
Others		(213)	(76)	(15,584)
Capital losses		3,637	19,451	32,330
Losses from monetary trusts, net		-	-	-
Losses on investments in trading securities, net		1,715	-	-
Losses on sale of securities		178	74	5,744
Devaluation losses on securities		296	374	610
Losses from derivatives, net		-	17,630	20,324
Foreign exchange losses, net		1,448	1,355	5,696
Others		-	15	(46)
Capital gains/losses	(B)	3,782	10,256	(3,241)
(A)+(B)		31,680	41,438	122,549
Other one-time gains		(153)	(474)	(1,302)
Ceding reinsurance commissions		-	-	-
Reversal of contingency reserve		(153)	(474)	(1,302)
Others		-	-	-
Other one-time losses		-	-	-
Reinsurance premiums		-	-	-
Provision for contingency reserve		-	-	-
Provision for specific reserve for possible loan losses		-	-	-
Provision for specific reserves for loans to refinancing countries		-	-	-
Write-off of loans		-	-	-
Others		-	-	-
Other one-time gains/losses	(C)	(153)	. (474)	(1,302)
Ordinary profit	(A)+(B)+(C)	31,526	40,963	121,247

Note:

1. Core profit for the three months ended June 30, 2007 includes 76 million yen of income gains from monetary trusts, and 15 million yen of income gains from derivatives as other core expenses, instead of capital gains.

2. Core profit for the three months ended June 30, 2006 includes 213 million yen of income gains from monetary trusts, instead of capital losses.

3. Core profit for the year ended March 31, 2007 includes 966 million yen of income gains from monetary trusts, 14,618 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and 46 million yen of income losses from derivatives as other core expenses, instead of capital losses.

(8) Negative Spread

(Millions of yen)

Category	Three months ended June 30, 2006	Three months ended June 30, 2007	Year Ended March 31, 2007
Negative Spread	3,297	-	-
Investment yield on core profit	2.30%	2.77%	2.69%
Average assumed investment yield	2.56%	2.49%	2.52%
Policy reserves in general accounts	5,066,544	5,038,845	5,020,121

1. Negative spread calculations:

a) For the three months ended June 30, 2006 and 2007 are calculated by the following method:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts x 1/4

b) For the year the ended March 31, 2007 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit and average assumed investment yield as in 1 above are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominato as policy reserve in general reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interest) x 1/2

(9) Solvency Margin Ratio

(Millions of yen)

Items		As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Total solvency margin	(A)	976,117	1,179,583	1,135,048
Net assets (less certain items)		208,261	245,951	229,827
Reserve for price fluctuations		49,720	63,308	61,585
Contingency reserve		79,233	80,857	80,382
Reserve for possible loan losses		186	188	183
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		429,022	524,794	510,954
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(4,263)	14,974	14,582
Excess of amount of policy surrender payment		124,416	127,644	127,608
Unallotted portion of reserve for policyholder dividends		8,829	15,672	13,240
Future profits		10,883	16,185	15,502
Deferred tax assets		69,826	90,005	81,181
Subordinated debt		-	-	-
Total risk $\left[(R_1+R_8)^2+(R_2+R_3+R_7)^2\right]^{1/2}+R_4$	(B)	161,803	175,416	171,889
Insurance risk	R_1	34,054	29,395	33,692
Assumed investment yield risk	R_2	20,291	18,912	19,197
Investment risk	R_3	133,337	148,372	144,508
Business risk	R_4	3,767	4,030	3,964
Minimum guarantee risk	R_7	693	814	804
3rd sector insurance risk	R_8	-	4,009	-
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,206.5%	1,344.8%	1,320.6%

Notes:

1. Figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance, and considered appropriate by the Company.

2. "Net assets (less certain items)" as of June 30, 2006 and 2007 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As for March 31, 2007, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.

3. Net unrealized gains(losses) on real estate are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4. Minimum guarantee risks were calculated using the standard method regulated by FSA.

5. "3rd sector insurance risk" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

(10) Adjusted Net Assets

(Millions of yen)

Item	As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Adjusted net assets	937,000	1,139,383	1,109,674

Note: Adjusted net assets are calculated based on the regulatory standard.

(11) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	343,085	5.6%	301,833	4.8%	438,784	7.0%
Monetary claims purchased	213,063	3.5	276,047	4.4	295,305	4.7
Monetary trusts	210,039	3.4	92,426	1.5	100,846	1.6
Securities	4,188,207	68.3	4,436,338	71.1	4,255,395	68.2
Domestic bonds	2,168,509	35.4	2,381,513	38.2	2,199,963	35.3
Domestic stocks	502,763	8.2	484,786	7.8	493,472	7.9
Foreign securities	702,804	11.5	665,440	10.7	663,864	10.6
Foreign bonds	330,099	5.4	240,430	3.9	271,044	4.3
Foreign stocks, etc.	372,705	6.1	425,010	6.8	392,820	6.3
Other securities	814,129	13.3	904,597	14.5	898,094	14.4
Loans	981,395	16.0	927,493	14.9	932,974	15.0
Policy loans	80,130	1.3	78,978	1.3	79,685	1.3
Commercial loans	901,264	14.7	848,515	13.6	853,289	13.7
Property and equipment	142,559	2.3	143,682	2.3	145,456	2.3
Other assets	53,361	0.9	61,674	1.0	70,150	1.1
Reserve for possible loan losses	(1,645)	(0.0)	(1,011)	(0.0)	(1,043)	(0.0)
Total	6,130,066	100.0	6,238,486	100.0	6,237,870	100.0
Foreign currency denominated assets	470,614	7.7	484,241	7.8	489,391	7.8

Note: "property and equipment"shows the total value of land, buildings, and constraction in progress.

(12) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of yen)

Category	As of June 30, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,314,630	1,302,806	(11,823)	12,697	24,521
Domestic bonds	1,227,834	1,217,691	(10,142)	12,289	22,431
Foreign bonds	47,335	47,299	(36)	408	445
Monetary claims purchased	39,460	37,815	(1,644)	-	1,644
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,462,907	2,926,217	463,309	482,134	18,824
Domestic bonds	933,916	940,675	6,758	11,891	5,132
Domestic stocks	231,121	480,320	249,198	252,166	2,968
Foreign securities	349,777	354,343	4,565	9,505	4,940
Bonds	281,279	281,999	720	5,306	4,585
Stocks, etc.	68,498	72,343	3,845	4,199	354
Other securities	619,563	794,860	175,297	179,575	4,278
Monetary claims purchased	172,228	172,102	(125)	2	128
Certificates of deposit	35,000	35,000	-	-	-
Monetary trusts	121,299	148,914	27,615	28,993	1,378
Total	3,777,537	4,229,023	451,485	494,832	43,346
Domestic bonds	2,161,750	2,158,366	(3,383)	24,180	27,564
Domestic stocks	231,121	480,320	249,198	252,166	2,968
Foreign securities	397,113	401,642	4,528	9,914	5,385
Bonds	328,614	329,298	683	5,715	5,031
Stocks, etc.	68,498	72,343	3,845	4,199	354
Other securities	619,563	794,860	175,297	179,575	4,278
Monetary claims purchased	211,688	209,918	(1,770)	2	1,772
Certificates of deposit	35,000	35,000	-	-	-
Monetary trusts	121,299	148,914	27,615	28,993	1,378

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of June 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	172,292
Unlisted domestic stocks	18,752
Unlisted foreign stocks	-
Unlisted foreign bonds	764
Others	152,775
Total	175,983

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of June 30, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,221	5,098	(123)	-	123
Domestic bonds	5,221	5,098	(123)	-	123
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,866,119	4,424,414	558,295	585,096	26,800
Domestic bonds	2,373,961	2,376,292	2,330	16,664	14,334
Domestic stocks	217,443	463,846	246,402	252,396	5,993
Foreign securities	271,722	280,744	9,022	12,229	3,207
Bonds	238,051	240,430	2,379	5,234	2,855
Stocks, etc.	33,670	40,313	6,643	6,994	351
Other securities	601,505	874,865	273,359	274,376	1,016
Monetary claims purchased	274,351	272,450	(1,900)	247	2,147
Certificates of deposit	89,000	89,000	-	-	-
Monetary trusts	38,134	67,215	29,081	29,182	100
Total	3,871,340	4,429,512	558,172	585,096	26,924
Domestic bonds	2,379,183	2,381,390	2,207	16,664	14,457
Domestic stocks	217,443	463,846	246,402	252,396	5,993
Foreign securities	271,722	280,744	9,022	12,229	3,207
Bonds	238,051	240,430	2,379	5,234	2,855
Stocks, etc.	33,670	40,313	6,643	6,994	351
Other securities	601,505	874,865	273,359	274,376	1,016
Monetary claims purchased	274,351	272,450	(1,900)	247	2,147
Certificates of deposit	89,000	89,000	-	-	-
Monetary trusts	38,134	67,215	29,081	29,182	100

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of June 30, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	207,124
Unlisted domestic stocks	19,547
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	187,576
Total	208,516

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of March 31, 2007				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,767,539	4,314,030	546,491	564,466	17,975
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,772,762	4,319,159	546,396	564,466	18,069
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be treated as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Certain bonds classified as held-to-maturity securities was reclassified into available-for-sales securities

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	194,706
Unlisted domestic stocks	19,569
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	175,136
Total	196,098

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of June 30, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	210,039	210,039	-	-	-

Category	As of June 30, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	92,426	92,426	-	-	-

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	100,846	100,846	-	-	-

a. Monetary trusts for investment

The Company held no monetary trusts for investment as of June 30, 2006 and 2007, and March 31, 2007.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others (Millions of yen)

Category	As of June 30, 2006				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	182,424	210,039	27,615	28,993	1,378
Investment type focused on domestic bonds	76,402	76,024	(377)	14	392
Investment type focused on domestic stocks	65,221	93,214	27,993	28,978	985
Investment type focused on foreign stocks	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	-	-	-	-	-
Jointly operated and designated monetary trusts	40,800	40,800	-	-	-
Total	182,424	210,039	27,615	28,993	1,378

(Millions of yen)

Category	As of June 30, 2007				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	63,345	92,426	29,081	29,182	100
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	39,545	68,626	29,081	29,182	100
Investment type focused on foreign stocks	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	23,800	23,800	-	-	-
Total	63,345	92,426	29,081	29,182	100

(Millions of yen)

Category	As of March 31, 2007				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	71,073	100,846	29,772	29,927	154
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	46,773	76,546	29,772	29,927	154
Investment type focused on foreign stocks	-	-	-	-	-
Balance- type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	24,300	24,300	-	-	-
Total	71,073	100,846	29,772	29,927	154

Notes:

1. The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

2. Net Unrealized Gains (Losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each term. These gains/ losses on derivative transactions are recorded in the income statements.

3) Fair value information on real estate

(Millions of yen)

Category	As of June 30, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,735	76,866	(3,869)	26,051	29,921
Leasehold	913	518	(394)	217	611
Total	81,648	77,385	(4,263)	26,269	30,532

Category	As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	79,899	97,876	17,977	41,757	23,780
Leasehold	913	552	(360)	305	665
Total	80,812	98,429	17,617	42,063	24,445

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,464	97,885	17,420	41,690	24,269
Leasehold	913	648	(264)	305	569
Total	81,377	98,533	17,156	41,995	24,839

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

(i) Gains (losses) on derivatives with and without hedge accounting (Millions of yen)

Category	As of June 30, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,941	(4,222)	-	-	-	(2,280)
Hedge accounting not applied	299	(9,493)	(126)	-	-	(9,320)
Total	2,241	(13,715)	(126)	-	-	(11,601)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of June 30, 2007: a loss of 4,222 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(ii) Interest-related transactions (Millions of yen)

Type	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Interest rate swaps:												
Receipts floating, payments fixed	142,382	139,782	2,850	2,850	139,782	138,382	2,241	2,241	139,782	138,382	1,209	1,209
Total				2,850				2,241				1,209

(iii) Currency-related transactions (Millions of yen)

Category	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	383,539	-	398,241	(14,701)	413,829	-	427,544	(13,715)	412,849	-	407,780	5,069
U.S. dollar	295,685	-	307,978	(12,292)	275,885	-	284,943	(9,057)	307,976	-	301,882	6,094
Euro	72,023	-	74,116	(2,093)	123,051	-	126,742	(3,690)	86,636	-	87,683	(1,047)
British pound	13,916	-	14,209	(292)	12,185	-	12,823	(638)	15,569	-	15,531	38
Canadian dollar	1,913	-	1,937	(23)	2,707	-	3,035	(328)	2,665	-	2,683	(17)
Bought:	287	-	284	(3)	924	-	924	(0)	995	-	1,005	10
U.S. dollar	262	-	259	(3)	452	-	452	0	402	-	406	3
Euro	25	-	25	(0)	472	-	471	(0)	592	-	599	6
Total				(14,705)				(13,715)				5,079

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

(iv) Stock-related transactions

(Millions of yen)

Category	As of June 30, 2006 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of June 30, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of March 31, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	-	-	-	-	19,770	-	19,897	(126)	16,563	-	16,753	(189)
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				-				(126)				(189)

(v) Bond-related transactions

(Millions of yen)

Category	As of June 30, 2006 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of June 30, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of March 31, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	26,326	-	26,330	(4)	-	-	-	-	22,559	-	22,537	21
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(4)				-				21

(vi) Others

The Company held no other derivative instruments as of June 30, 2006 and 2007 as well as March 31, 2007.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the three months ended June 30, 2007)

August 10, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Three months ended June 30, 2007	¥73,296 million	47.7	¥(2,163) million	(50.0)	¥1,154 million	-	¥(1,566) million	(49.6)
Three months ended June 30, 2006	¥49,619 million	(7.0)	¥(4,331) million	7.6	¥(2,911) million	(3.6)	¥(3,110) million	1.3
Year Ended March 31, 2007	¥266,120 million	-	¥(13,528) million	-	¥(6,457) million	-	¥(10,720) million	-

	Net Income per Share
Three months ended June 30, 2007	¥(1,957.93)
Three months ended June 30, 2006	¥(3,887.62)
Year Ended March 31, 2007	¥(13,400.36)

Note: Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of June 30, 2007	¥1,114,574 million	¥32,631 million	2.9%	¥40,789.53
As of June 30, 2006	¥916,003 million	¥41,997 million	4.6%	¥52,496.34
As of March 31, 2007	¥1,078,447 million	¥34,201 million	3.2%	¥42,752.18

2. Forecast for the Year Ending March 31, 2008 (April 1, 2007 - March 31, 2008)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Forecasts for the Year Ending March 31, 2008"* section in this material *"Financial Summary for the Three Months Ended June 30, 2007"*.

3. Others

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: None
(3) Number of Outstanding Shares (Common Stock):
1. Number of outstanding shares including treasury stock at the end of the term: as of June 30, 2007 : 800,000
as of June 30, 2006 : 800,000
as of March 31, 2007 : 800,000
2. Number of treasury stock at the end of the term: None
3. Average number of outstanding shares during the term: for the three months ended June 30, 2007: 800,000
for the three months ended June 30, 2006: 800,000
for the fiscal year ended March 31, 2007 : 800,000

T&D Financial Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Assets:					
Cash and deposits	52,229	25,591	(26,638)	(51.0)	30,649
Cash	4	1	(3)	(75.2)	1
Deposit	52,225	25,589	(26,635)	(51.0)	30,648
Call loans	-	27,000	27,000	-	20,000
Monetary trusts	9,531	11,639	2,107	22.1	12,340
Securities	821,454	1,017,078	195,623	23.8	977,536
Government bonds	314,116	332,131	18,015	5.7	336,822
Corporate bonds	18,096	17,690	(406)	(2.2)	17,686
Domestic stocks	2,106	1,282	(824)	(39.1)	1,913
Foreign securities	39,805	23,807	(15,997)	(40.2)	24,823
Other securities	447,329	642,166	194,837	43.6	596,290
Loans	13,218	9,925	(3,292)	(24.9)	10,259
Policy loans	8,148	7,371	(776)	(9.5)	7,704
Commercial loans	5,070	2,554	(2,516)	(49.6)	2,555
Tangible fixed assets	227	292	64	28.1	298
Buildings	121	281	159	131.1	286
Construction in progress	86	-	(86)	(100.0)	-
Other tangible fixed assets	19	10	(8)	(45.7)	11
Intangible fixed assets	2,274	2,763	488	21.5	2,690
Software	2,240	2,754	514	23.0	2,682
Other intangible fixed assets	34	8	(25)	(75.2)	8
Due from agencies	-	-	-	-	0
Due from reinsurers	5,653	8,344	2,691	47.6	8,158
Other assets	6,531	5,625	(905)	(13.9)	10,330
Accounts receivable	4,023	3,685	(337)	(8.4)	8,585
Prepaid expenses	470	516	46	9.8	260
Accrued income	842	753	(88)	(10.6)	842
Deposit for rent	927	414	(512)	(55.3)	414
Suspense payable	105	93	(12)	(12.0)	64
Other assets	162	162	0	0.3	162
Deferred tax assets	4,974	6,386	1,412	28.4	6,254
Reserve for possible loan losses	(92)	(72)	19	(21.2)	(71)
Total assets	916,003	1,114,574	198,570	21.7	1,078,447

(Millions of yen)

	As of June 30, 2006	As of June 30, 2007	Increase (decrease)		As of March 31, 2007
	Amount	Amount	Amount	% change	Amount
Liabilities:					
Policy reserves	862,514	1,070,702	208,188	24.1	1,029,160
Reserve for outstanding claims	3,982	5,069	1,086	27.3	5,144
Policy reserve	855,811	1,062,943	207,131	24.2	1,020,869
Reserve for policyholder dividends	2,720	2,690	(29)	(1.1)	3,146
Due to agencies	475	543	68	14.4	1,313
Due to reinsurers	70	60	(9)	(14.1)	84
Other liabilities	2,802	2,520	(282)	(10.1)	5,347
Income taxes payable	3	3	-	-	24
Accounts payable	1,387	1,328	(58)	(4.2)	3,525
Accrued expenses	421	625	203	48.1	1,385
Unearned income	0	0	(0)	(10.9)	0
Deposits received	294	452	158	53.7	312
Suspense receipt	696	110	(585)	(84.1)	100
Reserve for employees' retirement benefits	7,634	7,561	(72)	(1.0)	7,794
Reserve for directors' and corporate auditors' retirement benefits	124	157	32	26.4	152
Reserve for price fluctuations	384	396	12	3.1	393
Total liabilities	874,006	1,081,943	207,936	23.8	1,044,246
Net assets:					
Common stock	36,000	36,000	-	-	36,000
Capital surplus	26,000	26,000	-	-	26,000
Retained earnings	(19,341)	(28,518)	(9,176)	47.4	(26,951)
Other retained earnings	(19,341)	(28,518)	(9,176)	47.4	(26,951)
Unappropriated retained earnings	(19,341)	(28,518)	(9,176)	47.4	(26,951)
Total stockholders' equity	42,658	33,481	(9,176)	(21.5)	35,048
Net unrealized gains on securities	(661)	(850)	(188)	28.6	(846)
Total valuation and translation adjustment	(661)	(850)	(188)	28.6	(846)
Total net assets	41,997	32,631	(9,365)	(22.3)	34,201
Total liabilities and net assets	916,003	1,114,574	198,570	21.7	1,078,447

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	49,619	73,296	23,676	47.7	266,120
Income from insurance premiums	34,747	48,478	13,731	39.5	240,759
Insurance premiums	33,989	47,361	13,371	39.3	235,146
Ceded reinsurance recoveries	757	1,117	360	47.6	5,612
Investment income	1,317	22,305	20,987	1,593.4	17,173
Interest, dividends and income from real estate for rent	895	1,036	140	15.7	4,396
Interest income from deposits	-	-	-	-	0
Interest income and dividends from securities	806	902	95	11.8	3,990
Interest income from loans	88	79	(9)	(11.0)	342
Other income from interest and dividends	-	55	55	-	62
Gains from monetary trusts, net	283	-	(283)	(100.0)	-
Gains on sales of securities	119	80	(38)	(32.4)	1,266
Gains on redemption of securities	-	-	-	-	1
Foreign exchange gains, net	-	0	0	-	-
Other investment income	18	0	(18)	(99.7)	136
Gains on separate accounts, net	-	21,187	21,187	-	11,372
Other ordinary income	13,555	2,512	(11,042)	(81.5)	8,188
Income related to withheld insurance claims and other payments for future annuity	1,606	2,138	532	33.2	7,751
Income due to withheld insurance payments	49	61	12	25.0	335
Reversal of reserve for outstanding claims	493	75	(417)	(84.7)	-
Reversal of policy reserve	11,150	-	(11,150)	(100.0)	-
Reversal of reserve for employees' retirement benefits	251	232	(18)	(7.5)	91
Other ordinary income	5	4	(0)	(17.4)	9
Ordinary expenses	53,950	75,459	21,509	39.9	279,649
Insurance claims and other payments	24,874	26,374	1,500	6.0	99,590
Insurance claims	5,081	4,491	(590)	(11.6)	21,027
Annuity payments	1,251	1,293	41	3.3	5,176
Insurance benefits	3,851	4,703	852	22.1	16,685
Surrender payments	11,515	13,307	1,792	15.6	45,406
Other payments	2,104	1,645	(458)	(21.8)	7,825
Reinsurance premiums	1,069	932	(136)	(12.8)	3,470
Provision for policy and other reserves	1	42,074	42,073	-	154,582
Provision for reserve for outstanding claims	-	-	-	-	669
Provision for policy reserve	-	42,073	42,073	-	153,907
Interest portion of reserve for policyholder dividends	1	1	(0)	(18.8)	5
Investment expenses	24,835	2,290	(22,544)	(90.8)	4,766
Interest expenses	0	16	16	-	4
Losses from monetary trusts, net	-	2,201	2,201	-	3,407
Losses on sales of securities	807	56	(750)	(93.0)	1,302
Devaluation losses on securities	-	7	7	-	-
Losses on redemption of securities	-	-	-	-	1
Foreign exchange losses, net	0	-	(0)	(100.0)	0
Provision for reserve for possible loan losses	-	0	0	-	-
Other investment expenses	5	8	3	61.6	50
Losses on separate accounts, net	24,022	-	(24,022)	(100.0)	-
Operating expenses	3,726	4,080	353	9.5	17,921
Other ordinary expenses	513	639	126	24.6	2,787
Payments related to withheld insurance claims	116	132	15	13.5	638
Taxes	255	312	56	22.3	1,530
Depreciation	131	159	28	22.0	560
Provision for reserve for directors' and corporate auditors' retirement benefits	7	5	(2)	(28.3)	35
Other ordinary losses	2	29	26	1,065.8	22
Ordinary losses	4,331	2,163	(2,167)	(50.0)	13,528

(Millions of yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	0	-	(0)	(100.0)	603
Gains on disposal of fixed assets	-	-	-	-	0
Reversal of reserve for possible loan losses	0	-	(0)	(100.0)	9
Other extraordinary gains	-	-	-	-	593
Extraordinary losses	27	3	(24)	(89.0)	939
Losses on disposal and devaluation of fixed assets	7	-	(7)	(100.0)	36
Provision for reserve for price fluctuations	20	3	(17)	(85.0)	29
Headquarters removal costs	-	-	-	-	873
Provision for reserve for policyholder dividends	76	58	(18)	(23.9)	1,373
Loss before income taxes	4,434	2,224	(2,209)	(49.8)	15,237
Current income taxes	(1,616)	(527)	1,088	(67.3)	(3,608)
Deferred income taxes	291	(130)	(422)	(144.6)	(908)
Net loss	3,110	1,566	(1,543)	(49.6)	10,720

Supplementary Materials for the Three Months Ended June 30, 2007

Business Highlights (Non-consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen)

Category	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	278	84.1	19,915	81.9	246	88.8	17,149	86.1	253	17,734
Individual annuities	88	116.2	5,827	138.1	108	122.9	7,943	136.3	105	7,499
Individual variable annuities	50	140.1	4,493	160.0	73	143.6	6,675	148.6	69	6,215
Subtotal	366	90.1	25,742	90.2	355	97.0	25,092	97.5	358	25,233
Group insurance	-	-	15,356	86.1	-	-	10,223	66.6	-	10,227
Group annuities	-	-	426	90.8	-	-	382	89.5	-	395

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	0	0.2	0	0.3	0	-
Individual annuities	2	56.5	185	61.0	185	-
Individual variable annuities	2	56.5	185	61.0	185	-
Subtotal	2	36.3	185	34.6	185	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Three Months Ended June 30, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	-	-	-	-	-	-
Individual annuities	4	175.1	363	196.0	363	-
Individual variable annuities	4	175.1	363	196.0	363	-
Subtotal	4	174.8	363	195.3	363	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Year Ended March 31, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	0	0.1	0	0.2	0	-
Individual annuities	23	118.0	1,795	139.5	1,795	-
Individual variable annuities	23	118.0	1,795	139.5	1,795	-
Subtotal	23	98.8	1,795	110.3	1,795	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums

1) Policy Amount in Force (Millions of yen)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	31,592	80.4	27,885	88.3	28,721	87.9
Individual annuities	43,152	138.5	67,835	157.2	63,363	152.9
Total	74,745	106.1	95,721	128.1	92,085	124.2
3rd Sector	7,409	83.7	6,545	88.3	6,741	87.4

2) New Policy Amount (Millions of yen)

Category	Three Months Ended June 30, 2006		Three Months Ended June 30, 2007		Year Ended March 31, 2007	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	0	0.2	-	-	0	0.2
Individual annuities	1,796	61.0	5,008	278.8	22,990	183.3
Total	1,797	55.0	5,008	278.7	22,991	176.4
3rd Sector	0	0.0	-	-	0	0.0

Notes:

1. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen)

Category	Three Months Ended June 30, 2006				Three Months Ended June 30, 2007				Year Ended March 31, 2007	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	6	70.2	651	69.6	4	63.0	377	58.0	22	2,063
Individual annuities	0	159.8	90	309.1	0	108.5	106	117.4	3	364
Total	7	75.1	742	76.9	5	68.3	484	65.2	25	2,427

Note: Surrender and lapse amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(5) Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)

(%)

Category	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Year Ended March 31, 2007
Individual insurance	3.15	2.13	9.96
Individual annuities	1.52	1.42	6.12
Total	2.78	1.92	9.11

Note: Surrender and Lapse Rate for the three months ended June 30, 2006 and 2007 are not annualized.

(6) Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to Core Profit

(Millions of yen)

Category	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Year Ended March 31, 2007
Core Revenues	50,231	73,215	264,853
Income from insurance premiums	34,747	48,478	240,759
Insurance premiums	33,989	47,361	235,146
Ceded reinsurance recoveries	757	1,117	5,612
Investment income	913	22,224	15,906
Interest, dividends and income from real estate for rent	895	1,036	4,396
Gains on redemption of securities	-	-	1
Other investment income	18	0	136
Gains on separate accounts, net	-	21,187	11,372
Other ordinary income	14,569	2,512	8,188
Income related to withheld insurance claims and other payments for future annuity payments	1,606	2,138	7,751
Income due to withheld insurance payments	49	61	335
Reversal of reserve for outstanding claims	493	75	-
Reversal of policy reserves (except contingency reserve)	12,164	-	-
Reversal of reserve for employees' retirement benefits	251	232	91
Other ordinary income	5	4	9
Other core revenues	-	-	-
Core Expenses	53,142	72,061	271,311
Insurance claims and other payments	24,874	26,374	99,590
Insurance claims	5,081	4,491	21,027
Annuity payments	1,251	1,293	5,176
Insurance benefits	3,851	4,703	16,685
Surrender payments	11,515	13,307	45,406
Other payments	2,104	1,645	7,825
Reinsurance premiums	1,069	932	3,470
Provision for policy and other reserves	1	40,940	150,954
Investment expenses	24,027	25	56
Interest expenses	0	16	4
Losses on redemption of securities	-	-	1
Provision for general reserve for possible loan losses	-	0	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	5	8	50
Losses on separate accounts, net	24,022	-	-
Operating expenses	3,726	4,080	17,921
Other ordinary expenses	513	639	2,787
Payments related to withheld insurance claims	116	132	638
Taxes	255	312	1,530
Depreciation	131	159	560
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary losses	9	34	57
Other core expenses	-	-	-
Core Profit	(2,911)	1,154	(6,457)

b. Reconciliation to non-consolidated ordinary profit

(Millions of yen)

Category		Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Year Ended March 31, 2007
Core profit	(A)	(2,911)	1,154	(6,457)
Capital gains		403	80	1,266
Gains from monetary trusts, net		283	-	-
Gains on investment in trading securities, net		-	-	-
Gains on sales of securities		119	80	1,266
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		-	0	-
Others		-	-	-
Capital Losses		807	2,264	4,710
Losses from monetary trusts, net		-	2,201	3,407
Losses on investments in trading securities, net		-	-	-
Losses on sales of securities		807	56	1,302
Devaluation losses on securities		-	7	-
Losses from derivatives, net		-	-	-
Foreign exchange losses, net		0	-	0
Others		-	-	-
Capital gains/losses	(B)	(404)	(2,183)	(3,443)
Core profit reflecting capital gains/losses	(A)+(B)	(3,316)	(1,029)	(9,900)
Other one-time gains		-	380	548
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		-	-	-
Others		-	*(Note 1)* 380	*(Note 2)* 548
Other one-time losses		1,014	1,514	4,177
Reinsurance premiums		-	-	-
Provision for contingency reserve		494	1,514	4,177
Provision for specific reserve for possible loan losses		-	0	-
Provision for specific reserve for loans to refinancing countries		-	-	-
write-off loans		-	-	-
Others		*(Note 3)* 520	-	-
Other one-time gains/losses	(C)	(1,014)	(1,133)	(3,628)
Ordinary profit (losses)	(A)+(B)+(C)	(4,331)	(2,163)	(13,528)

Notes:

1. The figure for three months ended June 30, 2007, includes a 380 million yen decrease in policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

2. The figure for the year ended March 31, 2007, includes a 548 million yen decrease policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

3. The figure for three months ended June 30, 2006, includes a 520 million yen increase in policy reserve for minimum guarantee risks relating to valiable annuities contracted prior to March 31, 2004.

(7) Negative Spread

(Millions of yen)

Category		Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Year Ended March 31, 2007
Amount of negative spread		1,262	1,075	4,117
	Investment yield on core profit	0.90%	1.03%	1.13%
	Average assumed investment yield	2.16%	2.12%	2.17%
	Policy reserve in general accounts	402,580	392,697	396,596

Notes:

1. Negative spread calculations:

a) For the three months ended June 30, 2006 and 2007 are calculated by the following method:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts x 1/4

b) For the year the ended March 31, 2007 is calculated by the following method:

(Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. Investment yield on core profit and average assumed investment yield as in 1 above are not annualized.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominato as policy reserve in general reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at the end of fiscal year - Assumed interest) x 1/2

(8) Solvency Margin Ratio

(Millions of yen)

Items			As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Total solvency margin		(A)	68,959	72,581	71,523
	Net assets (less certain items)		42,658	33,481	35,048
	Reserve for price fluctuations		384	396	393
	Contingency reserve		5,629	10,826	9,311
	Reserve for possible loan losses		13	5	4
	Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(944)	(1,214)	(1,209)
	Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
	Excess of amount of policy surrender payment		21,066	28,697	27,585
	Unalloted portion of reserve for policyholder dividends		-	-	-
	Future profits		152	389	389
	Deferred tax assets		-	-	-
	Subordinated debt		-	-	-
	Deductible items		-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$		(B)	8,375	12,768	12,023
	Insurance risk	R_1	2,603	2,121	2,165
	Assumed investment yield risk	R_2	399	383	387
	Investment risk	R_3	2,826	2,003	2,005
	Business risk	R_4	307	428	407
	Minimum guarantee risk	R_7	4,410	9,769	9,020
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$			1,646.6%	1,136.9%	1,189.7%

Notes:

1. The above figures are calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Net assets (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash.

3, The Company calculated the solvency margin ratio as of June 30, 2007 based on the prior method and will apply the revised one from the end of interim fiscal year ending September 30, 2007.

4. Minimum guarantee risks were calculated using the standard method regurated by FSA.

(9) Adjusted Net Assets

(Millions of yen)

Category	As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Adjusted net assets	60,870	62,721	63,511

Note: Foregoing were calculated according to the orders providing classifications of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(10) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	41,995	9.0	35,949	7.9	31,756	6.9
Monetary claims purchased	-	-	-	-	-	-
Monetary trusts	9,531	2.0	11,639	2.6	12,340	2.7
Securities	383,078	82.0	372,946	82.3	381,539	82.4
Domestic bonds	331,574	71.0	348,986	77.0	353,902	76.4
Domestic stocks	414	0.1	184	0.0	115	0.0
Foreign securities	37,759	8.1	21,272	4.7	22,773	4.9
Bonds	27,555	5.9	15,000	3.3	15,580	3.4
Stocks, etc.	10,204	2.2	6,272	1.4	7,192	1.6
Other securities	13,330	2.9	2,502	0.6	4,747	1.0
Loans	13,218	2.8	9,925	2.2	10,259	2.2
Policy loans	8,148	1.7	7,371	1.6	7,704	1.7
Commercial loans	5,070	1.1	2,554	0.6	2,555	0.6
Property and equipment	208	0.0	281	0.1	286	0.1
Deferred tax asset	4,974	1.1	6,386	1.4	6,254	1.4
Deferred tax asset concerning revaluation	-	-	-	-	-	-
Other assets	14,382	3.1	16,177	3.6	20,873	4.5
Reserve for possible loan losses	(92)	(0.0)	(72)	(0.0)	(71)	(0.0)
Total assets	467,297	100.0	453,234	100.0	463,238	100.0
Foreign currency denominated assets	647	0.1	87	0.0	660	0.1

Note: "Property and eqipment" shows the total value of buldings and constraction in progress.

(11) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with market value (Millions of yen)

Category	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
	As of June 30, 2006				
Held-to-maturity securities	297,321	294,954	(2,367)	264	(2,631)
Domestic bonds	270,322	267,991	(2,330)	260	(2,590)
Foreign bonds	26,999	26,962	(37)	3	(41)
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	86,102	85,167	(934)	1,281	(2,215)
Domestic bonds	63,149	61,252	(1,897)	1	(1,899)
Domestic stocks	99	297	197	197	-
Foreign securities	10,694	10,770	76	146	(70)
Bonds	594	555	(38)	-	(38)
Stocks, etc.	10,099	10,214	114	146	(31)
Other securities	12,158	12,847	689	934	(245)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	383,423	380,121	(3,301)	1,545	(4,847)
Domestic bonds	333,471	329,243	(4,227)	262	(4,489)
Domestic stocks	99	297	197	197	-
Foreign securities	37,693	37,732	38	150	(111)
Bonds	27,594	27,517	(76)	3	(79)
Stocks, etc.	10,099	10,214	114	146	(31)
Other securities	12,158	12,847	689	934	(245)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of June 30, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	598
Unlisted domestic stocks (excluding over-the-counter stocks)	116
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	482
Total	598

a. Securities with market value (Millions of yen)

Category			Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
			As of June 30, 2007				
Held-to-maturity securities			275,919	274,634	(1,285)	382	(1,668)
	Domestic bonds		260,919	259,641	(1,278)	382	(1,660)
	Foreign bonds		15,000	14,992	(7)	-	(7)
	Monetary claims purchased		-	-	-	-	-
Policy reserve matching bonds			-	-	-	-	-
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			97,769	96,554	(1,214)	520	(1,734)
	Domestic bonds		89,789	88,066	(1,722)	2	(1,724)
	Domestic stocks		-	-	-	-	-
	Foreign securities		6,090	6,272	181	191	(9)
		Bonds	-	-	-	-	-
		Stocks, etc.	6,090	6,272	181	191	(9)
	Other securities		1,889	2,215	326	326	-
	Monetary claims purchased		-	-	-	-	-
	Certificates of deposit		-	-	-	-	-
	Monetary trusts		-	-	-	-	-
Total			373,688	371,188	(2,500)	902	(3,402)
	Domestic bonds		350,709	347,708	(3,001)	384	(3,385)
	Domestic stocks		-	-	-	-	-
	Foreign securities		21,090	21,264	174	191	(17)
		Bonds	15,000	14,992	(7)	-	(7)
		Stocks, etc.	6,090	6,272	181	191	(9)
	Other securities		1,889	2,215	326	326	-
	Monetary claims purchased		-	-	-	-	-
	Certificates of deposit		-	-	-	-	-
	Monetary trusts		-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category		As of June 30, 2007
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Other securities	-
Policy reserve matching bonds		-
Stocks of subsidiaries and affiliated companies		-
Available-for-sale securities		471
	Unlisted domestic stocks (excluding over-the-counter stocks)	184
	Unlisted foreign stocks (excluding over-the-counter stocks)	-
	Unlisted foreign bonds	-
	Others	286
Total		471

a. Securities with market value (Millions of yen)

Category			As of March 31, 2007				
			Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities			315,889	316,371	481	1,212	(731)
	Domestic bonds		300,889	301,378	489	1,212	(723)
	Foreign bonds		15,000	14,992	(7)	-	(7)
	Monetary claims purchased		-	-	-	-	-
Policy reserve matching bonds			-	-	-	-	-
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			66,424	65,215	(1,209)	425	(1,634)
	Domestic bonds		54,549	53,013	(1,536)	16	(1,553)
	Domestic stocks		-	-	-	-	-
	Foreign securities		7,681	7,773	91	118	(26)
		Bonds	592	580	(11)	-	(11)
		Stocks, etc.	7,088	7,192	103	118	(14)
	Other securities		4,194	4,429	235	290	(55)
	Monetary claims purchased		-	-	-	-	-
	Certificates of deposit		-	-	-	-	-
	Monetary trusts		-	-	-	-	-
Total			382,314	381,586	(727)	1,638	(2,365)
	Domestic bonds		355,439	354,391	(1,047)	1,229	(2,276)
	Domestic stocks		-	-	-	-	-
	Foreign securities		22,681	22,765	84	118	(33)
		Bonds	15,592	15,572	(19)	-	(19)
		Stocks, etc.	7,088	7,192	103	118	(14)
	Other securities		4,194	4,429	235	290	(55)
	Monetary claims purchased		-	-	-	-	-
	Certificates of deposit		-	-	-	-	-
	Monetary trusts		-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category		As of March 31, 2007
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Other securities	-
Policy reserve matching bonds		-
Stocks of subsidiaries and affiliated companies		-
Available-for-sale securities		434
	Unlisted domestic stocks (excluding over-the-counter stocks)	115
	Unlisted foreign stocks (excluding over-the-counter stocks)	-
	Unlisted foreign bonds	-
	Others	318
Total		434

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of June 30, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	9,531	9,531	-	-	-

(Millions of yen)

Category	As of June 30, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	11,639	11,639	-	-	-

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	12,340	12,340	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of June 30, 2006		As of June 30, 2007		As of March 31, 2007	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	9,531	311	11,639	(1,669)	12,340	(2,979)

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

The Company held no monetary trusts for held-to-maturity securities, policy reserve matching bonds, and available-for-sale securities as of June 30, 2006 and 2007, and as of March 31, 2007.

3) Fair value information on real estate

The Company held no real estate as of June 30, 2006 and 2007, and as of March 31, 2007.

4) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting

(Millions of yen)

Category	As of June 30, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(2,647)	(6,357)	-	-	(9,005)
Total	-	(2,647)	(6,357)	-	-	(9,005)

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

b. Interest-related transactions

The Company held no interst-related derivative instruments as of June 30, 2006 and 2007, and March 31, 2007.

c. Currency-related transactions

(Millions of yen)

Category	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Currency options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
U.S. dollar	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Euro	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	36,260	32,987			35,350	31,798			35,692	32,286		
	[4,380]	[4,291]	[3,038]	[(1,342)]	[4,527]	[4,363]	[1,879]	[(2,647)]	[4,472]	[4,338]	[2,170]	[(2,301)]
U.S. dollar	23,541	21,415			21,891	19,696			22,103	19,976		
	[3,051]	[2,991]	[2,352]	[(698)]	[3,059]	[2,949]	[1,409]	[(1,649)]	[3,023]	[2,930]	[1,646]	[(1,377)]
Euro	12,719	11,572			13,459	12,102			13,589	12,309		
	[1,329]	[1,300]	[685]	[(644)]	[1,467]	[1,414]	[469]	[(997)]	[1,448]	[1,407]	[524]	[(923)]
Total				(1,342)				(2,647)				(2,301)

Note: Parenthesized figures are option premiums.

d. Stock-related transactions

(Millions of yen)

Category	As of June 30, 2006				As of June 30, 2007				As of March 31, 2007			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Stock index options:												
Sold:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:												
Call	-	-			-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	71,364	66,381			105,018	98,521			104,408	97,500		
	[8,082]	[7,940]	[5,378]	[(2,703)]	[13,542]	[13,219]	[7,184]	[(6,357)]	[12,811]	[12,518]	[7,777]	[(5,034)]
Nikkei225	71,364	66,381			93,806	87,467			96,744	89,942		
	[8,082]	[7,940]	[5,378]	[(2,703)]	[11,593]	[11,278]	[5,895]	[(5,697)]	[11,447]	[11,159]	[6,585]	[(4,861)]
S&P500	-	-			7,297	7,191			5,022	4,951		
	[-]	[-]	[-]	[-]	[1,168]	[1,164]	[742]	[(426)]	[822]	[819]	[719]	[(103)]
DJES 50	-	-			3,914	3,862			2,641	2,605		
	[-]	[-]	[-]	[-]	[779]	[776]	[546]	[(233)]	[541]	[539]	[472]	[(69)]
Total				(2,703)				(6,357)				(5,034)

Note: Parenthesized figures are option premiums.

e. Bond-related transactions

The Company held no bond-related derivative instruments as of June 30, 2006 and 2007, and March 31, 2007.

f. Others

The Company held no other derivative instruments as of June 30, 2006 and 2007, and March 31, 2007.

END